Pivotal third quarter puts Encana two years ahead on strategy execution

Calgary, Alberta (November 12, 2014) TSX, NYSE: ECA

Encana delivered strong results in a pivotal third quarter during which its portfolio transition was swiftly accelerated and key milestones of the company’s strategy were achieved within a year of its introduction. Encana generated third quarter cash flow of approximately $807 million or $1.09 per share, representing a 22 percent increase year-over-year, and operating earnings of $281 million or $0.38 per share, an 87 percent increase over the same period last year. Net earnings attributable to common shareholders were $2.8 billion or $3.79 per share.

“Our third quarter results highlight the tremendous momentum we have built executing our strategy and we are now a full two years ahead of the targets we originally set for 2017,” says Doug Suttles, Encana President & CEO. “The steps we have taken to transform our portfolio and drive cost efficiencies have delivered an over 50 percent increase in upstream operating cash flow against an eight percent decline in overall production, compared to the same period in 2013. This highlights our focus on delivering value versus volumes. Consistent with the strategy we announced one year ago, we have built a balanced and resilient portfolio that comprises high-quality oil, natural gas liquids and natural gas investment opportunities.”

During the third quarter, Encana announced the transformative acquisition of Texas-based Athlon Energy Inc., which will give the company a premier oil position in the Permian Basin. When combined with other major portfolio adjustments, the transaction puts Encana on track to realizing an expected 75 percent of operating cash flow from liquids production in 2015 – marking a significant strategic milestone two years ahead of plan.

“The accelerated execution of our strategy has placed us in a position of strength,” says Suttles. “We’re building sustainable success from the inside-out with a culture built on teamwork, agility and the drive to succeed. Our team continues to take the concrete steps needed to deliver on our growth targets and drive efficiencies into everything we do.”

Year-to-date the company has unlocked approximately $8 billion in value through the disposition of lower-margin natural gas assets, reinvesting proceeds into higher-margin liquids opportunities. Total netback for divested assets was approximately $20 per barrel of oil equivalent (boe) while the expected netback for assets acquired is approximately $55/boe. This more liquids-weighted commodity mix, in combination with higher realized year-to-date prices and lower operating and administrative costs, resulted in a 79 percent increase in Encana’s netbacks, excluding hedges, compared to the first nine months of 2013.

Encana achieved another major milestone during the third quarter by exceeding 100,000 barrels per day (bbls/d) of total liquids production. Third quarter oil production of approximately 62,100 bbls/d was up 128 percent compared to the same period in 2013 and 82 percent over last quarter. This increase was driven in part by volumes from the recently acquired Eagle Ford position, which accounted for approximately 37,600 bbls/d of liquids production. Natural gas liquids production during the third quarter averaged about 41,900 bbls/d, an increase of 35 percent year-over-year and 23 percent over last quarter. In addition, liquids volumes from the original five growth areas identified by Encana in last year’s strategy announcement (the Montney, Duvernay, San Juan Basin, DJ Basin and Tuscaloosa Marine Shale plays) have increased 70 percent year-over-year from approximately 24,000 to 41,000 bbls/d.

Third quarter report

for the period ended September 30, 2014

“We’ve achieved significant capital and operational cost improvements in each of our growth areas, resulting in improved capital efficiency and margin growth,” says Suttles. “We hit the ground running with a seamless transition into the Eagle Ford, demonstrating the agility of our teams in entering new basins as well as our ability to rapidly apply our operational expertise and integrate with existing asset teams. We are very confident that we will replicate our Eagle Ford success in the Permian once we complete the transaction and are able to combine our expertise with that of the Athlon team.”

Encana’s disciplined approach has resulted in a $326 million reduction in the company’s capital investment year-to-date and an increase in cash from operating activities of $579 million compared to the same period last year. Approximately 84 percent of year-to-date total capital investment has been focused on the company’s growth assets.

Year-to-date, the company has reported cash flow of approximately $2.6 billion and $3.2 billion in net earnings attributable to common shareholders, with the latter figure reflecting the significant impact of divestiture activity through the year. Encana’s year-to-date operating earnings of $967 million represent a 68 percent increase when compared to the first nine months of 2013.

Encana has updated its 2014 guidance to reflect the impact of transactions completed during the third quarter. This is available for download from http://www.encana.com/investors/financial/corporate-guidance.html.

Third quarter operational highlights

Encana has achieved strong year-to-date operational performance with increased efficiencies, lower cycle times and lower drilling and completion costs achieved across the business. Overall operating costs are about 13 percent lower compared to the first nine months of 2013. Liquids growth in the DJ Basin, San Juan, the Duvernay and the Montney is expected to continue in the fourth quarter.

•	Eagle Ford: One full quarter since acquiring the asset, Encana has lowered drilling and completion costs by 25 and 13 percent, respectively. Current production is about 45,000 barrels of oil equivalent per day (boe/d) with liquids comprising 85 percent. Production from the play, on an annualized basis, is expected to average about 23,000 boe/d and contribute between $200 million and $250 million of free cash flow in 2014. The company added a third rig in July and a fourth rig in early November. A fifth rig is planned for mid-December. Encana expects to invest between $260 million and $280 million in 2014 to drill 34 net wells.

•	Montney: Encana had continued success with high-intensity completions in the Cutbank Ridge portion of the play. Eight wells brought online during the third quarter had average initial production rates between 12 million and 14 million cubic feet per day (MMcf/d) and higher than expected liquids yields. In September, Encana commissioned its Water Resource Hub, a facility which is expected to both reduce overall development costs and significantly reduce the company’s use of surface water in the Cutbank Ridge area. By drawing on otherwise unusable saline water, the centralized facility is projected to meet up to 75 percent of Encana’s operational water requirements in the area over the next five years and result in the conservation of about 16 million barrels of surface water. In Gordondale, Encana brought 17 oil wells online during the quarter, increasing oil production by 60 percent to more than 6,000 bbls/d. Encana has drilled 65 net wells in the Montney as of September 30, and currently has four rigs running in the play.

•	Duvernay: Encana reduced drilling costs by 17 percent from the second quarter of 2014 through application of its resource play hub. At $3.6 million the recently rig released 1-3 well represents Encana’s lowest cost to date in the Duvernay, reflecting a 49 percent reduction compared to 2013 average costs. The 30-day initial production for Encana’s Simonette wells have been very strong with the majority of wells meeting or exceeding type curve. The 8-11 well had a 30-day initial production of 2,200 boe/d and is currently flowing at 150 percent of type curve. The company continues to work on developing long-term takeaway capacity in the play, including the commissioning of the 15-31 plant during the third quarter. This is expected to increase processing capacity to 55 MMcf/d of natural gas and 10,000 bbls/d of condensate. Year-to-date Encana has drilled nineteen net wells and has five rigs currently running in the play.

•	San Juan: Encana continues to advance commercial development and 2014 production is expected to reach 9,500 boe/d, an increase of 150 percent from the beginning of the year. Drilling and completion costs have been reduced by 11 percent and 15 percent, respectively, compared to 2013. Well performance continues to meet or exceed expectations with initial production rates between 400 to 500 barrels of oil per day. Three rigs are currently running in the play and the company has drilled 24 net wells this year.

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Third quarter report

for the period ended September 30, 2014

•	DJ Basin: Drilling cycle times continue to be reduced and are averaging approximately three days below target. Section length laterals are averaging under 10 days spud-to-rig release and one and one-half section laterals are averaging 13 days spud-to-rig release. Encana also successfully drilled eight 10,000-feet lateral wells during the quarter, and drilled a pace-setting 10,000-foot well in 17 days. In continuing to optimize efficiencies in the play, Encana’s year-to-date well costs are averaging between $4.5 million to $5 million. The company currently has six rigs running in the play and has drilled 49 net wells year-to-date.

•	Tuscaloosa Marine Shale (TMS): Encana’s TMS team has been able to consistently achieve lateral length of over 7,000 feet and meet the target cost of $2.2 million per 1,000 feet in the most recent wells. The three most recent wells have reached 30-day initial production of over 1,100 barrels of oil per day. Encana has drilled ten net wells year-to-date and plans to run two rigs in the play through the remainder of 2014.

•	Base assets: Various cost efficiencies coupled with production optimization projects have increased Encana’s base production by 7,000 boe/d and generated approximately $65 million of operating cash flow year-to-date. Results achieved from Encana’s base business so far this year have the company well positioned to exceed its targeted 10 percent reduction in the expected 2014 base decline rate.

Recent activities

•	Completed the previously announced disposition of Bighorn assets in Alberta for approximately $1.7 billion after closing adjustments

•	Announced $7.1 billion acquisition of Athlon Energy Inc., which will give Encana a premier oil position in the Permian Basin; closing is expected to occur on November 13, 2014

•	Completed the secondary offering of 70.2 million common shares of PrairieSky Royalty Ltd. at an offering price of C$36.50 per common share for gross proceeds of approximately C$2.6 billion and a gain on divestiture of approximately $2.1 billion before tax; as of September 26, 2014, Encana no longer holds an interest in PrairieSky

•	Announced an agreement to sell the majority of Encana’s Clearwater assets in Alberta for approximately C$605 million; the sale is expected to close in the first quarter of 2015

•	Extended a planned maintenance outage of Deep Panuke this fall, in part to assess increased water production and commission a feed gas compressor; production is expected back on stream by early December at an average of about 140 to 180 MMcf/d

Encana updates its risk management program in the quarter

At September 30, 2014, Encana has hedged approximately 2,104 MMcf/d of expected October to December 2014 natural gas production using NYMEX fixed price contracts at an average price of $4.17 per thousand cubic feet (Mcf) and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 37.9 thousand barrels per day (Mbbls/d) of expected October to December 2014 oil production using WTI fixed price contracts at an average price of $97.93 per bbl. The company’s hedging program helps sustain cash flow and netbacks during periods of lower prices.

Dividend declared

On November 11, 2014, Encana’s Board of Directors declared a dividend of $0.07 per share payable on December 31, 2014, to common shareholders of record as of December 15, 2014.

Encana Corporation	3	Third Quarter Report

Third quarter report

for the period ended September 30, 2014

Third Quarter Highlights

Financial Summary

(for the period ended September 30) ($ millions, except per share amounts)	Q3 2014	Q3 2013
Cash flow[1]	807	660
Per share diluted	1.09	0.89
Operating earnings[1]	281	150
Per share diluted	0.38	0.20

Earnings Reconciliation Summary

Net earnings attributable to common shareholders	2,807	188
After-tax (addition) deduction:
Unrealized hedging gain (loss)	160	(89)
Impairments	—	(16)
Restructuring charges	(5)	—
Non-operating foreign exchange gain (loss)	(218)	105
Gain (loss) on divestitures	2,399	—
Income tax adjustments	190	38
Operating earnings[1]	281	150
Per share diluted	0.38	0.20

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 5.

Production Summary

(for the period ended September 30) (After royalties)	Q3 2014	Q3 2013	% Δ
Natural gas (MMcf/d)	2,199	2,723	(19)
Liquids (Mbbls/d)	104.0	58.2	79

Natural Gas and Liquids Prices

	Q3 2014	Q3 2013
Natural Gas
NYMEX ($/MMBtu)	4.06	3.58
Encana realized gas price[1] ($/Mcf)	4.03	4.00
Oil and Natural Gas Liquids ($/bbl)
WTI	97.17	105.81
Encana realized oil price[1]	90.22	90.42
Encana realized NGLs price	48.76	46.35

[1]	Realized prices include the impact of financial hedging.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Encana Corporation	4	Third Quarter Report

Third quarter report

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Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP and other measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Upstream operating cash flow is defined as revenues, net of royalties, excluding realized hedging gains/losses less production and mineral taxes, transportation and processing and operating expenses for each of the respective Canadian and USA operations. Operating cash flow for a specific asset is defined as revenues, net of royalties, less production and mineral taxes, transportation and processing and operating expenses.

•	Free cash flow is a non-GAAP measure defined as operating cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•	Operating earnings is a non-GAAP measure defined as net earnings attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION - Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the company’s plan to deliver on its growth targets and drive efficiencies; the company’s plan to replicate its Eagle Ford success in the Permian; the accelerated transition to a more oil and liquids-based asset portfolio through recently announced transactions; the accelerated execution of the company’s strategy by two years and its expectation to realize seventy-five percent of operating cash flow from liquids production in 2015;

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anticipated netbacks; maintaining operational excellence, balance sheet strength and a balanced commodity portfolio; the company’s belief that it is well positioned for further success and to exceed its targeted ten percent reduction in the expected 2014 base decline rate; the company’s expectation to continue to successfully execute on its strategy and meet key benchmarks; the anticipated proceeds from the Clearwater transaction and the anticipated timing of the transaction; the expectation that liquids growth in the DJ Basin, San Juan, Duvernay and Montney will continue into the fourth quarter; anticipated drilling and number of rigs and the success thereof and anticipated production from wells (including in the DJ Basin, Montney, San Juan, Duvernay, Eagle Ford and Tuscaloosa Marine Shale growth areas); anticipated timing of renewed production and anticipated production volumes associated with Deep Panuke; the anticipated success of the Water Resource Hub in the Montney and the expectation over the next five years to meet up to seventy-five percent of the company’s operational water requirements and the expected surface water conservation; anticipated well costs; anticipated capital expenditures for 2014; anticipated cash flow for 2014 (including free cash flow); anticipated cost reductions; anticipated oil, natural gas and NGLs prices; anticipated dividends; and the expectation of meeting the targets in the company’s 2014 corporate guidance.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; risks and uncertainties associated with announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. There can be no assurance that the Offer will be completed. Completion of the Offer is subject to a number of risks and uncertainties, including, without limitation, that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, and other customary conditions. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

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Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.30 Bcf/d and 2.40 Bcf/d of natural gas and 85,000 bbls/d to 89,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.40 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Forward-looking information respecting anticipated 2015 operating cash flow is based upon the current forward strip prices for oil, natural gas and NGLs.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation	7	Third Quarter Report

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Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended September 30, 2014 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2013.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated November 11, 2014.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings Attributable to Common Shareholders to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); thousand cubic feet equivalent (“Mcfe”); million cubic feet (“MMcf”) per day (“MMcf/d”); million cubic feet equivalent per day (“MMcfe/d”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana Corporation	8	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

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Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity mix, focusing capital investments in high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at September 30, 2014 can be found in the Results Overview section of this MD&A and in Note 20 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2014 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

There has been no significant change in reportable segments as a result of the business strategy announced in November 2013. Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation	9	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Results Overview

Highlights

In the three months ended September 30, 2014, Encana reported:

•	Cash Flow of $807 million, Operating Earnings of $281 million and Net Earnings Attributable to Common Shareholders of $2,807 million.

•	Average realized natural gas prices, including financial hedges, of $4.03 per Mcf. Average realized oil prices, including financial hedges, of $90.22 per bbl. Average realized NGL prices of $48.76 per bbl.

•	Average natural gas production volumes of 2,199 MMcf/d and average oil and NGL production volumes of 104.0 Mbbls/d.

•	Gain on divestitures of approximately $3.2 billion, before tax, primarily related to the sale of Encana’s investment in PrairieSky Royalty Ltd. (“PrairieSky”) and the Company’s Bighorn assets.

•	Dividends paid of $0.07 per share.

In the nine months ended September 30, 2014, Encana reported:

•	Cash Flow of $2,557 million, Operating Earnings of $967 million and Net Earnings Attributable to Common Shareholders of $3,194 million.

•	Average realized natural gas prices, including financial hedges, of $4.70 per Mcf. Average realized oil prices, including financial hedges, of $89.09 per bbl. Average realized NGL prices of $50.55 per bbl.

•	Average natural gas production volumes of 2,515 MMcf/d and average oil and NGL production volumes of 80.2 Mbbls/d.

•	Gain on divestitures of approximately $3.4 billion, before tax, primarily related to the sale of Encana’s investment in PrairieSky, the Company’s Bighorn assets and Jonah properties.

•	Dividends paid of $0.21 per share.

•	Long-term debt repayment and redemption totaling $1.0 billion.

•	Cash and cash equivalents of approximately $7.0 billion at period end.

Significant developments for the Company during the nine months ended September 30, 2014 included the following:

•	Closed the sale of the Company’s Bighorn assets located in west central Alberta on September 30, 2014 for approximately $1.7 billion, after closing adjustments, and recognized a gain on divestiture of approximately $1.0 billion, before tax. The transaction had an effective date of May 1, 2014.

•	Announced a definitive merger agreement on September 29, 2014 to acquire all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) by means of an all-cash tender offer (the “Offer”) for $5.93 billion or $58.50 per share. Under the merger agreement, Encana will also assume Athlon’s $1.15 billion senior notes, for a total transaction value of approximately $7.1 billion. The acquisition will add approximately 140,000 net acres in the Permian Basin in Texas to Encana’s portfolio. The transaction has been unanimously approved by the Board of Directors of both Encana and Athlon and is subject to the terms and conditions set forth in the merger agreement as well as other customary closing conditions. The transaction is expected to close in the fourth quarter of 2014.

Encana Corporation	10	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

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•	Completed the secondary offering of 70.2 million common shares of PrairieSky on September 26, 2014 at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion and recognized a gain on divestiture of approximately $2.1 billion, before tax. Following the completion of the secondary offering, Encana no longer holds an interest in PrairieSky.

During the second quarter of 2014, Encana completed the initial public offering of 59.8 million common shares of PrairieSky at a price of C$28.00 per common share for aggregate gross proceeds of approximately C$1.67 billion. Subsequent to the initial public offering, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

•	Completed the acquisition of certain properties in the Eagle Ford shale formation in south Texas (“Eagle Ford”) on June 20, 2014 for approximately $2.9 billion, after closing adjustments. The transaction had an effective date of April 1, 2014.

•	Closed the majority of the sale of certain properties in East Texas on June 19, 2014 for proceeds of approximately $427 million and closed the balance of the transaction on September 30, 2014 for proceeds of approximately $70 million.

•	Closed the sale of the Jonah properties on May 12, 2014 for proceeds of approximately $1.6 billion, after closing adjustments, and recognized a gain on divestiture of approximately $212 million, before tax.

•	Completed a cash tender offer and consent solicitation for the Company’s $1.0 billion 5.80 percent notes with a maturity date of May 1, 2014 and the redemption of all notes not tendered in the tender offer.

As a result of the execution of the strategy announced in November 2013, the Company’s results for the nine months ended September 30, 2014 reflected the following:

•	Acquired Eagle Ford, which provides significant oil reserves to the Company.

•	Divested natural gas-weighted properties in Jonah, East Texas and Bighorn.

•	Completed the initial public offering and secondary offering of common shares of PrairieSky, providing a source of funding for subsequent acquisition transactions.

•	Focused capital spending on six growth assets, totaling approximately $1.4 billion, or 84 percent of total capital investment.

•	Reported oil and NGL production volumes of 80.2 Mbbls/d, an increase of 61 percent from the first nine months of 2013. Average oil and NGL production volumes were 16 percent of total production in the first nine months of 2014 compared to 10 percent in 2013.

•	Achieved total operating and administrative cost savings of approximately $145 million attributable to workforce reductions and operating efficiencies, of which approximately $45 million is reflected in operating expense, $30 million in administrative expense and $70 million in capital costs.

Encana Corporation	11	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Subsequent Events

Athlon Acquisition

On November 3, 2014, Encana announced that the Company entered into a memorandum of understanding (the “MOU”) providing for the settlement of purported class action lawsuits filed in the Court of Chancery of the State of Delaware and the District Court of Tarrant County, Texas, relating to its agreement to acquire all of the issued and outstanding shares of common stock of Athlon. In accordance with the MOU, the Offer was extended from November 7, 2014 to November 12, 2014. Following expiry of the Offer, any Athlon shares tendered will be paid in accordance with the terms of the Offer and shares not tendered are expected to be cancelled and converted into the right to receive the same $58.50 per share paid pursuant to the Offer. The transaction is expected to close in the fourth quarter of 2014. Encana expects to fund the acquisition with cash on hand.

Clearwater Divestiture

On October 8, 2014, Encana announced an agreement with Ember Resources Inc. to sell certain Clearwater assets located in central and southern Alberta for approximately C$605 million. The sale includes approximately 1.2 million net acres of land and over 6,800 producing wells. Encana retains approximately 1.1 million net acres in Clearwater. The sale is subject to the satisfaction of normal closing conditions and is expected to close in the first quarter of 2015.

Encana Corporation	12	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Summary of Quarterly Results

	Nine months ended September 30		2014			2013				2012
($ millions, except as indicated)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash Flow (1)	$2,557	$1,904	$807	$656	$1,094	$677	$660	$665	$579	$809
$ per share - diluted	3.45	2.58	1.09	0.89	1.48	0.91	0.89	0.90	0.79	1.10

Operating Earnings (1)	967	576	281	171	515	226	150	247	179	296
$ per share - diluted	1.30	0.78	0.38	0.23	0.70	0.31	0.20	0.34	0.24	0.40

Net Earnings (Loss) Attributable to Common Shareholders	3,194	487	2,807	271	116	(251)	188	730	(431)	(80)
$ per share - basic & diluted	4.31	0.66	3.79	0.37	0.16	(0.34)	0.25	0.99	(0.59)	(0.11)

Capital Investment	1,669	1,995	598	560	511	717	641	639	715	780
Net Acquisitions & (Divestitures)	(1,379)	(449)	(2,007)	652	(24)	(72)	(51)	(312)	(86)	(1,327)

Revenues, Net of Royalties	5,765	4,435	2,285	1,588	1,892	1,423	1,392	1,984	1,059	1,605
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	5,809	4,486	2,052	1,581	2,176	1,719	1,518	1,523	1,445	1,723
Realized Hedging Gain (Loss), before tax	(215)	370	28	(102)	(141)	174	175	52	143	420
Ceiling Test Impairments, after tax	—	—	—	—	—	—	—	—	—	(291)
Gain on Divestitures, after tax	2,534	—	2,399	135	—	—	—	—	—	—

Production Volumes
Natural Gas (MMcf/d)	2,515	2,788	2,199	2,541	2,809	2,744	2,723	2,766	2,877	2,948
Oil & NGLs (Mbbls/d)
Oil	42.9	23.4	62.1	34.2	32.1	33.0	27.2	22.9	20.0	18.5
NGLs	37.3	26.4	41.9	34.0	35.8	33.0	31.0	24.7	23.5	17.7
Total Oil & NGLs	80.2	49.8	104.0	68.2	67.9	66.0	58.2	47.6	43.5	36.2
Total Production (MMcfe/d)	2,996	3,087	2,823	2,949	3,216	3,140	3,072	3,052	3,138	3,166

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates, non-cash ceiling test impairments and gains or losses on divestitures which are provided in the Summary of Quarterly Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Other Operating Results section of this MD&A.

Three months ended September 30, 2014 versus September 30, 2013

Cash Flow of $807 million increased $147 million in the three months ended September 30, 2014, primarily due to the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $3.88 per Mcf compared to $3.26 per Mcf in 2013 reflecting higher benchmark prices for AECO and NYMEX. Higher realized natural gas prices increased revenues $144 million. Average natural gas production volumes of 2,199 MMcf/d decreased 524 MMcf/d from 2,723 MMcf/d in 2013 primarily as a result of the Company’s transition to a more balanced commodity portfolio, divestitures, natural declines, planned facility downtime and third party operational issues, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $178 million.

Encana Corporation	13	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

•	Average realized liquids prices, excluding financial hedges, were $73.48 per bbl compared to $69.60 per bbl in 2013 reflecting a higher proportion of oil production volumes in the total liquids product mix, partially offset by lower benchmark prices. Higher realized liquids prices increased revenues $29 million. Average oil and NGL production volumes of 104.0 Mbbls/d increased 45.8 Mbbls/d from 58.2 Mbbls/d in 2013 primarily due to the acquisition of Eagle Ford and successful drilling programs in oil and liquids rich natural gas plays, partially offset by divestitures. Higher oil and NGL volumes increased revenues $301 million.

•	Realized financial hedging gains before tax were $28 million compared to $175 million in 2013.

•	Production and mineral taxes decreased $18 million primarily due to additional deductions claimed.

•	Operating expense decreased $15 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, lower long-term compensation costs resulting from the decrease in the Encana share price during the third quarter of 2014, divestitures and the lower U.S./Canadian dollar exchange rate, partially offset by the acquisition of Eagle Ford.

•	Current tax expense was $244 million compared to a recovery of $39 million in 2013 as discussed in the Other Operating Results section of this MD&A. Cash Flow excludes cash tax on the sale of assets as discussed in the Non-GAAP Measures section of this MD&A.

Operating Earnings of $281 million increased $131 million primarily due to the items discussed in the Cash Flow section. Operating Earnings for the third quarter of 2014 were also impacted by a foreign exchange gain on the revaluation of other monetary assets, lower long-term compensation costs and higher depreciation, depletion and amortization (“DD&A”).

Net Earnings Attributable to Common Shareholders of $2,807 million increased $2,619 million primarily due to gains on divestitures as well as the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders for the third quarter of 2014 were also impacted by unrealized hedging gains, an after-tax non-operating foreign exchange loss and deferred tax.

Nine months ended September 30, 2014 versus September 30, 2013

Cash Flow of $2,557 million increased $653 million in the nine months ended September 30, 2014, primarily due to the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $4.99 per Mcf compared to $3.53 per Mcf in 2013 reflecting higher benchmark prices, including the impact of higher realized prices from Deep Panuke production. Higher realized natural gas prices increased revenues $1,033 million. Average natural gas production volumes of 2,515 MMcf/d decreased 273 MMcf/d from 2,788 MMcf/d in 2013 primarily as a result of the Company’s transition to a more balanced commodity portfolio, divestitures and natural declines, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $309 million.

•	Average realized liquids prices, excluding financial hedges, were $71.66 per bbl compared to $68.07 per bbl in 2013 reflecting higher benchmark prices. Higher realized liquids prices increased revenues $76 million. Average oil and NGL production volumes of 80.2 Mbbls/d increased 30.4 Mbbls/d from 49.8 Mbbls/d in 2013 primarily due to the acquisition of Eagle Ford, successful drilling programs in oil and liquids rich natural gas plays and the extraction of additional liquids volumes, partially offset by divestitures. Higher oil and NGL volumes increased revenues $568 million.

•	Realized financial hedging losses before tax were $215 million compared to gains of $370 million in 2013.

•	Transportation and processing expense increased $78 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar exchange rate and divestitures.

•

Operating expense decreased $81 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, divestitures and the lower U.S./Canadian dollar

Encana Corporation	14	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

exchange rate, partially offset by higher long-term compensation costs due to the increase in the Encana share price and the acquisition of Eagle Ford.

•	Current tax expense was $241 million compared to a recovery of $166 million in 2013 as discussed in the Other Operating Results section of this MD&A. Cash Flow excludes cash tax on the sale of assets as discussed in the Non-GAAP Measures section of this MD&A.

Operating Earnings of $967 million increased $391 million primarily due to the items discussed in the Cash Flow section. Operating Earnings for the first nine months of 2014 were also impacted by higher DD&A and deferred tax.

Net Earnings Attributable to Common Shareholders of $3,194 million increased $2,707 million primarily due to gains on divestitures as well as the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders for the first nine months of 2014 were also impacted by a higher after-tax non-operating foreign exchange loss and deferred tax.

Encana Corporation	15	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Quarterly Prices and Foreign Exchange Rates

	Nine months ended September 30		2014			2013				2012
(average for the period)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$4.70	$4.01	$4.03	$4.08	$5.82	$4.34	$4.00	$4.17	$3.86	$5.02
Oil & NGLs ($/bbl)
Oil	89.09	89.52	90.22	89.55	86.34	85.39	90.42	88.27	89.71	79.75
NGLs	50.55	49.10	48.76	49.39	53.79	48.59	46.35	49.63	52.24	52.97
Total Oil & NGLs	71.18	68.09	73.50	69.53	69.19	67.01	66.95	68.25	69.45	66.65
Total ($/Mcfe)	5.86	4.71	5.85	5.13	6.54	5.21	4.80	4.84	4.50	5.42

Excluding Hedging
Natural Gas ($/Mcf)	4.99	3.53	3.88	4.46	6.37	3.69	3.26	3.99	3.35	3.45
Oil & NGLs ($/bbl)
Oil	89.99	89.48	90.18	92.93	86.43	82.54	96.09	85.89	84.46	79.75
NGLs	50.55	49.10	48.76	49.39	53.79	48.59	46.35	49.63	52.24	52.97
Total Oil & NGLs	71.66	68.07	73.48	71.23	69.23	65.58	69.60	67.10	67.04	66.65
Total ($/Mcfe)	6.11	4.28	5.73	5.49	7.02	4.61	4.20	4.66	3.99	3.97

Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	4.55	3.67	4.06	4.67	4.94	3.60	3.58	4.09	3.34	3.40
AECO (C$/Mcf)	4.55	3.16	4.22	4.68	4.76	3.15	2.82	3.59	3.08	3.06
Algonquin City Gate ($/MMBtu) (1)	9.09	6.70	2.97	4.23	20.28	7.80	3.98	4.63	11.56	5.49
Basis Differential ($/MMBtu) AECO/NYMEX	0.38	0.57	0.16	0.40	0.60	0.59	0.89	0.56	0.27	0.32

Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	99.61	98.20	97.17	102.99	98.68	97.46	105.81	94.17	94.36	88.22
Edmonton Light Sweet (C$/bbl)	100.87	94.83	97.16	105.61	99.83	86.58	103.65	92.67	87.43	83.99

Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.914	0.977	0.918	0.917	0.906	0.953	0.963	0.977	0.992	1.009

(1)	The Algonquin City Gate benchmark reflects the daily average price for sales of production from Atlantic Canada. Encana’s operations at Deep Panuke in Atlantic Canada commenced in Q4 2013.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the third quarter and first nine months of 2014, Encana’s average realized natural gas price, excluding hedging, reflected generally higher benchmark prices compared to 2013. Hedging activities contributed $0.15 per Mcf to Encana’s average realized natural gas price in the third quarter of 2014 and reduced Encana’s average realized natural gas price $0.29 per Mcf in the first nine months of 2014.

Realized natural gas prices for production from Deep Panuke were $1.87 per Mcf and $8.71 per Mcf for the third quarter and first nine months of 2014, respectively. Realized natural gas prices from Deep Panuke reduced Encana’s average realized natural gas price $0.18 per Mcf in the third quarter of 2014 and contributed $0.37 per Mcf to Encana’s average realized natural gas price in the first nine months of 2014. The Deep Panuke offshore natural gas facility was not fully operational until December 2013.

Encana Corporation	16	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

In the third quarter of 2014, Encana’s average realized oil price, excluding hedging, reflected lower benchmark prices compared to 2013. Encana’s average realized oil price, excluding hedging, for the first nine months of 2014 reflected higher benchmark prices compared to 2013. Hedging activities contributed $0.04 per bbl to Encana’s average realized oil price in the third quarter of 2014 and reduced Encana’s average realized oil price $0.90 per bbl in the first nine months of 2014.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At September 30, 2014, Encana has hedged approximately 2,104 MMcf/d of expected October to December 2014 natural gas production using NYMEX fixed price contracts at an average price of $4.17 per Mcf and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 37.9 Mbbls/d of expected October to December 2014 oil production using WTI fixed price contracts at an average price of $97.93 per bbl. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. For additional information, see the Risk Management - Financial Risks section of this MD&A.

Foreign Exchange

As disclosed above, in the third quarter of 2014 the average U.S./Canadian dollar exchange rate decreased 0.045 compared to the third quarter of 2013 and 0.063 in the first nine months of 2014 compared to the first nine months of 2013. The table below summarizes selected foreign exchange impacts on Encana’s financial results when compared to the same periods in 2013.

	Three months ended September 30		Nine months ended September 30
	$ millions	$/Mcfe	$ millions	$/Mcfe

Increase (Decrease) in:
Capital Investment	$(15)		$(72)
Transportation and Processing Expense	(9)	$(0.03)	(34)	$(0.04)
Operating Expense	(4)	(0.01)	(18)	(0.02)
Administrative Expense	(4)	(0.01)	(14)	(0.02)
Depreciation, Depletion and Amortization	(7)	(0.03)	(29)	(0.04)

Encana Corporation	17	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Production and Net Capital Investment

Production Volumes (After Royalties)

	Three months ended September 30		Nine months ended September 30
(average daily)	2014	2013	2014	2013

Natural Gas (MMcf/d)
Canadian Operations	1,374	1,414	1,468	1,400
USA Operations	825	1,309	1,047	1,388

	2,199	2,723	2,515	2,788

Oil (Mbbls/d)
Canadian Operations	14.7	12.3	15.0	10.2
USA Operations	47.4	14.9	27.9	13.2

	62.1	27.2	42.9	23.4

NGLs (Mbbls/d)
Canadian Operations	27.6	20.5	25.3	17.4
USA Operations	14.3	10.5	12.0	9.0

	41.9	31.0	37.3	26.4

Total Oil & NGLs (Mbbls/d)
Canadian Operations	42.3	32.8	40.3	27.6
USA Operations	61.7	25.4	39.9	22.2

	104.0	58.2	80.2	49.8

Total Production (MMcfe/d)
Canadian Operations	1,628	1,611	1,710	1,566
USA Operations	1,195	1,461	1,286	1,521

	2,823	3,072	2,996	3,087

Average natural gas production volumes for the third quarter and first nine months of 2014 compared to 2013 were lower primarily due to the Company’s transition to a more balanced commodity portfolio, divestitures and natural declines, partially offset by production from Deep Panuke. In the third quarter of 2014, average natural gas production volumes of 2,199 MMcf/d decreased 524 MMcf/d from 2013. In the first nine months of 2014, average natural gas production volumes of 2,515 MMcf/d decreased 273 MMcf/d from 2013. The Canadian Operations volumes were higher in the first nine months of 2014 primarily due to production from Deep Panuke and a successful drilling program in Montney, partially offset by the sale of the Jean Marie natural gas assets in the second quarter of 2013, the sale of properties that do not complement Encana’s existing portfolio of assets during 2014 and natural declines. The USA Operations volumes were lower in the first nine months of 2014 primarily due to the sale of the Jonah and East Texas properties and natural declines in Haynesville and Piceance.

In the third quarter of 2014, average oil and NGL production volumes of 104.0 Mbbls/d increased 45.8 Mbbls/d from 2013. In the first nine months of 2014, average oil and NGL production volumes of 80.2 Mbbls/d increased 30.4 Mbbls/d from 2013. The Canadian Operations volumes were higher in the first nine months of 2014 primarily due to a successful drilling program in Montney, the extraction of additional liquids volumes in Bighorn and higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky. The USA Operations volumes were higher in the first nine months of 2014 primarily due to the acquisition of Eagle Ford and successful drilling programs in the DJ Basin and San Juan, partially offset by the sale of the Jonah properties.

Average oil and NGL production volumes were 22 percent of total production volumes in the third quarter of 2014 compared to 11 percent in 2013 and were 16 percent of total production in the first nine months of 2014 compared to 10 percent in 2013.

Encana Corporation	18	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Net Capital Investment

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Canadian Operations	$293	$301	$924	$1,011
USA Operations	305	330	737	940
Market Optimization	(2)	—	—	2
Corporate & Other	2	10	8	42

Capital Investment	598	641	1,669	1,995

Acquisitions	29	52	2,975	161
Divestitures	(2,036)	(103)	(4,354)	(610)

Net Acquisitions & (Divestitures)	(2,007)	(51)	(1,379)	(449)

Net Capital Investment	$(1,409)	$590	$290	$1,546

Capital investment during the first nine months of 2014 was $1,669 million compared to $1,995 million in 2013. The Company’s disciplined capital spending focused on investment in high return scalable projects and opportunities where development has demonstrated success, as well as executing drilling programs with joint venture partners. During the first nine months of 2014, capital spending in the Company’s growth assets which include Montney, Duvernay, the DJ Basin, San Juan, Eagle Ford and the Tuscaloosa Marine Shale (“TMS”) totaled $1,401 million, representing approximately 84 percent of the Company’s capital investment.

Acquisitions

Acquisitions in the first nine months of 2014 were $14 million in the Canadian Operations and $2,961 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential.

The USA Operations included approximately $2.9 billion, after closing adjustments, related to the acquisition of Eagle Ford. The acquisition includes 45,500 net acres located in the Eagle Ford shale formation in south Texas and provides significant oil reserves to the Company.

Divestitures

Divestitures in the first nine months of 2014 were $1,850 million in the Canadian Operations and $2,270 million in the USA Operations, which primarily included the sale of land and properties to balance the commodity mix in support of the Company’s business strategy.

The Canadian Operations included approximately $1.7 billion, after closing adjustments, for the sale of the Company’s Bighorn assets which comprised approximately 360,000 net acres of land along with Encana’s working interests in pipelines, facilities and service arrangements.

The USA Operations included approximately $1.6 billion, after closing adjustments, for the sale of the Jonah properties and approximately $497 million for the sale of certain properties in East Texas. The Jonah properties comprised approximately 24,000 net acres and 1,500 active wells as well as approximately 100,000 net undeveloped acres. The East Texas properties represented approximately 90,000 net acres located primarily in the Leon and Robertson counties of East Texas.

Divestitures in the first nine months of 2013 in the Canadian Operations primarily included the sale of the Company’s Jean Marie natural gas assets.

Encana Corporation	19	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Encana recognizes gains or losses on divestitures that result in a significant alteration between capitalized costs and proved reserves in a country cost centre. For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture. Accordingly, for the three and nine months ended September 30, 2014, Encana recognized a gain of approximately $1,024 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million. In addition, for the nine months ended September 30, 2014, Encana recognized a gain of approximately $212 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the sale of the Bighorn assets and the Jonah properties as noted above and the sale of the investment in PrairieSky as noted below.

Divestiture of Investment in PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. Following the completion of the secondary offering, Encana no longer holds an interest in PrairieSky.

As the sale of the investment in PrairieSky resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre, Encana recognized a gain on divestiture of approximately $2.1 billion, before tax.

During the second quarter of 2014, PrairieSky acquired Encana’s royalty business with assets in Clearwater located predominantly in central and southern Alberta. Subsequently, Encana completed the initial public offering of 59.8 million common shares at a price of C$28.00 per common share for aggregate gross proceeds of approximately C$1.67 billion. Encana retained 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

For the period in which Encana held an ownership interest, the Company consolidated the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership.

Further information on the PrairieSky transactions can be found in Note 15 to the Interim Condensed Consolidated Financial Statements.

Encana Corporation	20	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Results of Operations

Canadian Operations

Operating Cash Flow

Three months ended September 30, 2014 versus September 30, 2013

	Three months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, Net of Royalties, excluding Hedging	$740	$595	$3.78	$2.90	$64.79	$67.33	$4.87	$3.90
Realized Financial Hedging Gain (Loss)	19	95	0.16	0.78	(0.31)	(2.59)	0.13	0.63
Expenses
Production and mineral taxes	4	8	0.01	0.01	0.67	1.91	0.02	0.05
Transportation and processing	202	190	1.47	1.38	4.21	2.41	1.35	1.27
Operating	76	86	0.52	0.55	2.05	3.74	0.49	0.56

Operating Cash Flow/Netback	$477	$406	$1.94	$1.74	$57.55	$56.68	$3.14	$2.65

			Three months ended September 30
			Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
			2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties			1,374	1,414	42.3	32.8	1,628	1,611

In the third quarter of 2014, Operating Cash Flow of $477 million increased $71 million primarily due to the following significant items:

•	Higher natural gas prices reflected generally higher benchmark prices, which increased revenues $114 million. Realized natural gas prices for production from Deep Panuke were $1.87 per Mcf which reduced the average realized natural gas price $0.29 per Mcf. Average natural gas production volumes of 1,374 MMcf/d were lower by 40 MMcf/d, which decreased revenues $15 million. This was primarily due to planned facility downtime, third party operational issues, natural declines and the sale of properties that do not complement Encana’s existing portfolio of assets, partially offset by higher production volumes of approximately 156 MMcf/d from Deep Panuke.

•	Average oil and NGL production volumes of 42.3 Mbbls/d were higher by 9.5 Mbbls/d. This increased revenues $59 million primarily due to a successful drilling program in Montney. Lower liquids prices decreased revenues $12 million.

•	Realized financial hedging gains were $19 million compared to $95 million in 2013.

•	Transportation and processing expense increased $12 million primarily due to higher liquids volumes processed and costs related to Deep Panuke production, partially offset by the lower U.S./Canadian dollar exchange rate. The Deep Panuke offshore natural gas facility was not fully operational until December 2013.

•	Operating expense decreased $10 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, lower long-term compensation costs resulting from the decrease in the Encana share price during the third quarter of 2014 and the lower U.S./Canadian dollar exchange rate.

Encana Corporation	21	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Nine months ended September 30, 2014 versus September 30, 2013

	Nine months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, Net of Royalties, excluding Hedging	$2,811	$1,793	$5.14	$3.26	$65.73	$66.13	$5.96	$4.07
Realized Financial Hedging Gain (Loss)	(105)	186	(0.25)	0.48	(0.52)	(0.09)	(0.22)	0.43
Expenses
Production and mineral taxes	13	11	0.01	0.01	0.85	1.12	0.03	0.02
Transportation and processing	642	531	1.48	1.33	4.19	1.83	1.37	1.23
Operating	246	282	0.55	0.62	1.64	4.29	0.51	0.63

Operating Cash Flow/Netback	$1,805	$1,155	$2.85	$1.78	$58.53	$58.80	$3.83	$2.62

			Nine months ended September 30
			Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
			2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties			1,468	1,400	40.3	27.6	1,710	1,566

In the first nine months of 2014, Operating Cash Flow of $1,805 million increased $650 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices. Realized natural gas prices for production from Deep Panuke were $8.71 per Mcf which increased the average realized natural gas price $0.65 per Mcf. Higher realized natural gas prices for production, including Deep Panuke, increased revenues $758 million. Average natural gas production volumes of 1,468 MMcf/d were higher by 68 MMcf/d, which increased revenues $46 million. This was primarily due to higher production volumes of approximately 217 MMcf/d from Deep Panuke, a successful drilling program in Montney, partially offset by the sale of the Jean Marie natural gas assets with production volumes of approximately 79 MMcf/d in the first nine months of 2013, the sale of properties that do not complement Encana’s existing portfolio of assets during 2014 and natural declines.

•	Average oil and NGL production volumes of 40.3 Mbbls/d were higher by 12.7 Mbbls/d. This increased revenues $229 million primarily due to a successful drilling program in Montney, the extraction of additional liquids volumes in Bighorn and higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky.

•	Realized financial hedging losses were $105 million compared to gains of $186 million in 2013.

•	Transportation and processing expense increased $111 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar exchange rate. The Deep Panuke offshore natural gas facility was not fully operational until December 2013.

•	Operating expense decreased $36 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the lower U.S./Canadian dollar exchange rate and the sale of the Jean Marie natural gas assets in the second quarter of 2013, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

Encana Corporation	22	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Results by Resource Play

	Three months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013

Montney	517	513	20.7	11.8	$205	$136
Duvernay	15	5	2.6	0.7	58	11
Other Upstream Operations
Clearwater	291	332	9.9	9.8	10	41
Bighorn	162	253	8.7	9.9	3	77
Deep Panuke	186	30	—	—	4	5
Other and emerging	203	281	0.4	0.6	13	31

Total Canadian Operations	1,374	1,414	42.3	32.8	$293	$301

	Nine months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013

Montney	495	451	16.7	8.8	$619	$379
Duvernay	11	3	1.9	0.5	210	87
Other Upstream Operations
Clearwater	307	336	10.9	9.1	40	156
Bighorn	212	246	10.6	8.3	22	258
Deep Panuke	227	10	—	—	3	44
Other and emerging	216	354	0.2	0.9	30	87

Total Canadian Operations	1,468	1,400	40.3	27.6	$924	$1,011

(1)	2013 capital reflects the reclassification of capitalized operating costs from Other and emerging to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy. Montney and Duvernay have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets. The operating results associated with the lands transferred to PrairieSky were included in Encana’s Clearwater resource play until September 25, 2014.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus.

Other Expenses

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Depreciation, depletion and amortization ($ millions)	$166	$148	$503	$445
Depletion rate ($/Mcfe)	1.10	0.99	1.07	1.03

In the third quarter and first nine months of 2014, DD&A increased from 2013 primarily due to higher production volumes and a higher depletion rate, partially offset by the lower U.S./Canadian dollar exchange rate. The depletion rate was impacted by a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio and the lower U.S./Canadian dollar exchange rate. The depletion rate for the first nine months of 2014 was also impacted by the sale of the Jean Marie natural gas assets in the second quarter of 2013.

Encana Corporation	23	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

USA Operations

Operating Cash Flow

Three months ended September 30, 2014 versus September 30, 2013

	Three months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, Net of Royalties, excluding Hedging	$769	$616	$4.05	$3.66	$79.43	$72.53	$6.90	$4.54
Realized Financial Hedging Gain (Loss)	11	77	0.12	0.69	0.25	(2.73)	0.10	0.57
Expenses
Production and mineral taxes	13	27	(0.14)	0.13	4.18	4.90	0.12	0.20
Transportation and processing	166	184	2.13	1.53	0.63	—	1.51	1.37
Operating	96	94	0.65	0.65	7.80	5.13	0.85	0.67

Operating Cash Flow/Netback	$505	$388	$1.53	$2.04	$67.07	$59.77	$4.52	$2.87

			Three months ended September 30
			Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
			2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties			825	1,309	61.7	25.4	1,195	1,461

In the third quarter of 2014, Operating Cash Flow of $505 million increased $117 million primarily due to the following significant items:

•	Average natural gas production volumes of 825 MMcf/d were lower by 484 MMcf/d, which decreased revenues $163 million primarily due to the sale of the Jonah and East Texas properties, as well as natural declines in Piceance and Haynesville. Higher natural gas prices reflected higher benchmark prices, which increased revenues $30 million.

•	Average oil and NGL production volumes of 61.7 Mbbls/d were higher by 36.3 Mbbls/d. This increased revenues $242 million primarily due to the acquisition of Eagle Ford and successful drilling programs in the DJ Basin, San Juan and TMS, partially offset by the sale of the Jonah properties. Higher liquids prices increased revenues $41 million.

•	Realized financial hedging gains were $11 million compared to $77 million in 2013.

•	Production and mineral taxes decreased $14 million primarily due to additional deductions claimed.

•	Transportation and processing expense decreased $18 million primarily due to the sale of the Jonah and East Texas properties.

•	Operating expense increased $2 million primarily due to the acquisition of Eagle Ford, partially offset by lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, lower long-term compensation costs due to the decrease in the Encana share price during the third quarter of 2014 and the sale of the Jonah properties.

Encana Corporation	24	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Operating Cash Flow

Nine months ended September 30, 2014 versus September 30, 2013

	Nine months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, Net of Royalties, excluding Hedging	$2,234	$1,891	$4.78	$3.81	$77.63	$70.48	$6.30	$4.51
Realized Financial Hedging Gain (Loss)	(103)	181	(0.34)	0.47	(0.45)	0.15	(0.29)	0.44
Expenses
Production and mineral taxes	84	86	0.11	0.15	4.72	4.68	0.24	0.21
Transportation and processing	506	547	1.76	1.44	0.33	—	1.44	1.32
Operating	249	303	0.64	0.64	5.87	8.24	0.70	0.70

Operating Cash Flow/Netback	$1,292	$1,136	$1.93	$2.05	$66.26	$57.71	$3.63	$2.72

			Nine months ended September 30
			Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
			2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties			1,047	1,388	39.9	22.2	1,286	1,521

In the first nine months of 2014, Operating Cash Flow of $1,292 million increased $156 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues $275 million. Average natural gas production volumes of 1,047 MMcf/d were lower by 341 MMcf/d, which decreased revenues $355 million primarily due to the sale of the Jonah and East Texas properties and natural declines in Haynesville and Piceance.

•	Average oil and NGL production volumes of 39.9 Mbbls/d were higher by 17.7 Mbbls/d. This increased revenues $339 million primarily due to the acquisition of Eagle Ford and successful drilling programs in the DJ Basin and San Juan, partially offset by the sale of the Jonah properties. Higher liquids prices increased revenues $82 million.

•	Realized financial hedging losses were $103 million compared to gains of $181 million in 2013.

•	Transportation and processing expense decreased $41 million primarily due to the sale of the Jonah and East Texas properties.

•	Operating expense decreased $54 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring and the sale of the Jonah properties, partially offset by the acquisition of Eagle Ford and higher long-term compensation costs due to the increase in the Encana share price.

Encana Corporation	25	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Results by Resource Play

	Three months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013

Eagle Ford	35	—	37.6	—	$113	$—
DJ Basin	38	37	11.8	8.2	68	55
San Juan	9	3	3.5	1.9	89	61
Other Upstream Operations
Piceance	398	444	4.8	5.5	3	87
Haynesville	298	336	—	—	1	49
Jonah	—	320	0.2	4.8	(2)	16
East Texas	21	132	—	1.1	(1)	21
Other and emerging	26	37	3.8	3.9	34	41

Total USA Operations	825	1,309	61.7	25.4	$305	$330

	Nine months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013

Eagle Ford	13	—	14.3	—	$125	$—
DJ Basin	40	38	10.8	7.6	196	135
San Juan	8	2	3.4	0.9	191	133
Other Upstream Operations
Piceance	414	456	5.2	5.0	29	199
Haynesville	331	377	—	—	34	140
Jonah	134	332	2.4	4.8	25	43
East Texas	77	141	0.7	0.9	9	67
Other and emerging	30	42	3.1	3.0	128	223

Total USA Operations	1,047	1,388	39.9	22.2	$737	$940

(1)	2013 capital reflects the reclassification of capitalized operating costs from Other and emerging to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy and to reflect the Eagle Ford acquisition. The DJ Basin and San Juan have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the TMS reported within Other and emerging results. During the third quarter and first nine months of 2014, capital investment in the TMS was $13 million and $60 million, respectively.

Other Expenses

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Depreciation, depletion and amortization ($ millions)	$279	$205	$694	$623
Depletion rate ($/Mcfe)	2.54	1.52	1.98	1.50

In the third quarter and first nine months of 2014, DD&A increased from 2013 due to a higher depletion rate, partially offset by lower production volumes. The higher depletion rate in 2014 resulted primarily from a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio and the acquisition of Eagle Ford, partially offset by the sale of the Jonah properties.

Encana Corporation	26	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Market Optimization

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Revenues	$486	$104	$890	$357
Expenses
Operating	11	13	37	26
Purchased product	474	85	844	303
Depreciation, depletion and amortization	—	3	4	9

	$1	$3	$5	$19

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in the third quarter and first nine months of 2014 compared to 2013 primarily due to higher commodity prices, and higher third party purchases and sales of product resulting from transitional services related to the Company’s divestiture activity.

Corporate and Other

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Revenues	$260	$(95)	$38	$27
Expenses
Transportation and processing	2	2	1	(7)
Operating	7	12	25	27
Depreciation, depletion and amortization	31	32	93	100
Impairments	—	21	—	21

	$220	$(162)	$(81)	$(114)

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements. Impairment expense in 2013 related to certain corporate assets.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 11 to the Interim Condensed Consolidated Financial Statements.

Encana Corporation	27	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Other Operating Results

Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Accretion of asset retirement obligation	$13	$12	$39	$40
Administrative	69	94	269	272
Interest	133	143	402	424
Foreign exchange (gain) loss, net	202	(103)	254	165
(Gain) loss on divestitures	(3,239)	—	(3,442)	(4)
Other	—	(3)	8	(6)

	$(2,822)	$143	$(2,470)	$891

Administrative expense, excluding restructuring costs, long-term compensation costs and legal costs, was $63 million in the third quarter of 2014 compared to $71 million in 2013 and $197 million in the first nine months of 2014 compared to $240 million in 2013. The decrease reflects the cost savings attributable to work force reductions associated with the 2013 restructuring and the impact of the lower U.S./Canadian dollar exchange rate.

Interest expense in the third quarter and first nine months of 2014 decreased from 2013 primarily due to lower interest expense on debt resulting from the long-term debt repayment and redemption in the first six months of 2014, partially offset by higher interest related to the Deep Panuke Production Field Centre (“PFC”). Further information on the PFC capital lease can be found in Note 11 to the Interim Condensed Consolidated Financial Statements.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation and settlement of other monetary assets and liabilities.

The gain on divestitures in the first nine months of 2014 primarily includes the before tax impact of the sale of Encana’s investment in PrairieSky, the Bighorn assets and the Jonah properties as discussed in the Net Capital Investment section of this MD&A.

Income Tax

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Current Income Tax Expense (Recovery)	$244	$(39)	$241	$(166)
Deferred Income Tax Expense (Recovery)	505	(10)	825	(84)

Income Tax Expense (Recovery)	$749	$(49)	$1,066	$(250)

Current income tax expense in the first nine months of 2014 was $241 million compared to a recovery of $166 million in 2013. The current income tax expense in the third quarter and first nine months of 2014 was primarily due to current taxes incurred on divestitures. The current income tax recovery in the first nine months of 2013 was primarily due to amounts in respect of prior periods.

Total income tax expense in the first nine months of 2014 was higher due to the effect of changes in the estimated annual effective income tax rate combined with changes in net earnings before tax, amounts in respect

Encana Corporation	28	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

of prior periods compared to 2013 and income tax expense recognized on the sale of the Company’s interest in PrairieSky in 2014.

Encana’s interim income tax expense is determined using the estimated annual effective income tax rate applied to year-to-date net earnings before tax plus the effect of legislative changes and amounts in respect of prior periods. In addition, income tax expense was recognized on the sale of the Company’s interest in PrairieSky.

The Company’s effective tax rate for the first nine months of 2014 is higher than 2013 primarily as a result of changes in expected annual earnings, amounts in respect of prior periods and income tax expense recognized on the sale of the Company’s interest in PrairieSky.

The estimated annual effective income tax rate is impacted by expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Net Cash From (Used In)
Operating activities	$696	$935	$2,406	$1,827
Investing activities	3,805	(522)	1,870	(1,339)
Financing activities	(95)	(107)	231	(365)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(90)	36	(99)	(44)

Increase (Decrease) in Cash and Cash Equivalents	$4,316	$342	$4,408	$79

Cash and Cash Equivalents, End of Period	$6,974	$3,258	$6,974	$3,258

Operating Activities

Net cash from operating activities in the third quarter of 2014 of $696 million decreased $239 million from 2013. This decrease results from changes in non-cash working capital, partially offset by the Cash Flow variances discussed in the Summary of Quarterly Results section of this MD&A. In the third quarter of 2014, the net change in non-cash working capital was a surplus of $155 million compared to $300 million in the third quarter of 2013.

Net cash from operating activities in the first nine months of 2014 of $2,406 million increased $579 million from 2013. This increase is primarily a result of the Cash Flow variances discussed in the Summary of Quarterly Results section of this MD&A. In the first nine months of 2014, the net change in non-cash working capital was a surplus of $132 million compared to $4 million in the first nine months of 2013.

The Company had a working capital surplus of $6,791 million at September 30, 2014 compared to $1,338 million at December 31, 2013. The increase in working capital is primarily due to an increase in cash and cash equivalents and a decrease in the current portion of long-term debt. At September 30, 2014, working capital included cash and cash equivalents of $6,974 million compared to $2,566 million at December 31, 2013. Encana expects that it will continue to meet the payment terms of its suppliers.

Encana Corporation	29	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Investing Activities

Net cash from investing activities in the third quarter of 2014 was $3,805 million compared to net cash used of $522 million in 2013. This increase was primarily due to the proceeds from the sale of the Company’s investment in PrairieSky and the Bighorn assets.

Net cash from investing activities in the first nine months of 2014 was $1,870 million compared to net cash used of $1,339 million in the first nine months of 2013. The increase was primarily due to proceeds from the sale of the Company’s investment in PrairieSky and proceeds from the Bighorn, Jonah and East Texas divestitures, partially offset by the acquisition of Eagle Ford. Investing activities in 2013 included proceeds from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal which closed in February 2013. Further information on capital expenditures and divestitures can be found in the Net Capital Investment section of this MD&A.

Financing Activities

Net cash from financing activities in the first nine months of 2014 was $231 million compared to net cash used of $365 million in the first nine months of 2013. The increase primarily resulted from the sale of a noncontrolling interest in PrairieSky for proceeds of $1,463 million, partially offset by the repayment of long-term debt totaling $1,002 million as discussed below.

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $6,086 million at September 30, 2014 and $6,124 million at December 31, 2013. The current portion of long-term debt outstanding was nil at September 30, 2014 compared to $1,000 million at December 31, 2013. There were no outstanding balances under the Company’s revolving credit facilities at September 30, 2014 or December 31, 2013.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Credit Facilities and Shelf Prospectus

Encana maintains two committed revolving bank credit facilities and a U.S. dollar shelf prospectus. As at September 30, 2014, Encana had available unused committed revolving bank credit facilities of $4.1 billion and unused capacity under a shelf prospectus for up to $6.0 billion.

•	Encana has in place a revolving bank credit facility for C$3.5 billion ($3.1 billion) that remains committed through June 2018, all of which remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through June 2018, all of which remained unused.

Encana Corporation	30	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

•	On June 27, 2014, Encana filed a short form base shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S. At September 30, 2014, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in July 2016. This shelf prospectus replaced the $4.0 billion debt shelf prospectus which expired in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 26 percent at September 30, 2014 and 36 percent at December 31, 2013.

Outstanding Share Data

As at September 30, 2014, Encana had 741.1 million common shares outstanding and 21.9 million outstanding stock options with Tandem Stock Appreciation Rights (“TSARs”) attached (8.7 million exercisable). As at November 7, 2014, Encana had 741.1 million common shares outstanding and 21.8 million outstanding stock options with TSARs attached (10.1 million exercisable). TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During the first nine months of 2014, Encana issued 164,840 common shares under the Company’s dividend reinvestment plan (“DRIP”) compared with 4.7 million common shares in the first nine months of 2013. The number of common shares issued under the DRIP decreased in the first nine months of 2014 as a result of Encana’s February 2014 announcement that any future dividends in conjunction with the DRIP will be issued from its treasury without a discount to the average market price unless otherwise announced by the Company via news release.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $52 million or $0.07 per share for the third quarter of 2014 compared with $148 million or $0.20 per share for the third quarter of 2013. Dividend payments were $156 million or $0.21 per share for the first nine months of 2014 compared with $442 million or $0.60 per share for the first nine months of 2013.

The dividends paid included $1 million in common shares for the third quarter of 2014 and $4 million in common shares for the first nine months of 2014 compared with $41 million in common shares for the third quarter and $80 million for the first nine months of 2013, which were issued in lieu of cash dividends under the Company’s DRIP as disclosed above.

On November 11, 2014, the Board of Directors declared a dividend of $0.07 per share payable on December 31, 2014 to common shareholders of record as of December 15, 2014.

Encana Corporation	31	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Capital Structure

The Company’s capital structure consists of total shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	September 30, 2014	December 31, 2013

Debt to Debt Adjusted Cash Flow	1.7x	2.4x
Debt to Adjusted Capitalization	26%	36%

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at September 30, 2014:

	Expected Future Payments
($ millions, undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Transportation and Processing	$223	$929	$870	$873	$834	$4,265	$7,994
Drilling and Field Services	166	133	114	86	48	30	577
Operating Leases	10	42	37	29	26	36	180

Commitments	$399	$1,104	$1,021	$988	$908	$4,331	$8,751

In addition to the Commitments disclosed above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 20 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2014 commitments and obligations from Cash Flow and cash and cash equivalents.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases and The Bow office building are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	32	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

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for the period ended September 30, 2014

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•	financial risks;

•	operational risks; and

•	environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American resource play company and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at September 30, 2014, is disclosed in Note 20 to the Interim Condensed Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit

Encana Corporation	33	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

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for the period ended September 30, 2014

facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	operating activities;

•	capital activities, including the ability to complete projects; and

•	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board of Directors. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

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Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state and are not anticipated to have a negative impact on the Company’s operations in the future. The ballot initiatives previously filed in the state seeking to transfer the authority to regulate all oil and gas activities, including hydraulic fracturing, to local governments were withdrawn in August 2014. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado.

Air quality regulations in the state of Colorado were amended in February 2014 to address ozone non-attainment in the state. The amended regulations establish new leak detection and repair requirements and hydrocarbon emissions standards for the oil and gas industry in the state. Encana has reviewed the new requirements and does not anticipate they will have a material impact on its Colorado operations.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2013.

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Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2013 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•	ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2015, Encana will be required to adopt ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

As of January 1, 2016, Encana will be required to adopt ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The standard requires a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

As of January 1, 2017, Encana will be required to adopt ASU 2014-09, Revenue from Contracts with Customers under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, Revenue Recognition, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

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for the period ended September 30, 2014

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	Nine months ended September 30		2014			2013				2012
($ millions)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash From (Used in) Operating Activities	$2,406	$1,827	$696	$767	$943	$462	$935	$554	$338	$717
(Add) / deduct:
Net change in other assets and liabilities	(28)	(59)	(11)	(8)	(9)	(21)	(15)	(22)	(22)	(23)
Net change in non-cash working capital	132	4	155	119	(142)	(183)	300	(81)	(215)	(56)
Cash tax on sale of assets	(255)	(22)	(255)	—	—	(11)	(10)	(8)	(4)	(13)

Cash Flow	$2,557	$1,904	$807	$656	$1,094	$677	$660	$665	$579	$809

Encana Corporation	37	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings Attributable to Common Shareholders by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings Attributable to Common Shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	Nine months ended September 30		2014			2013				2012
($ millions)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net Earnings (Loss) Attributable to Common Shareholders	$3,194	$487	$2,807	$271	$116	$(251)	$188	$730	$(431)	$(80)

After-tax (addition) /deduction:
Unrealized hedging gain (loss)	(35)	(23)	160	8	(203)	(209)	(89)	332	(266)	(72)
Impairments	—	(16)	—	—	—	—	(16)	—	—	(300)
Restructuring charges	(20)	—	(5)	(5)	(10)	(64)	—	—	—	—
Non-operating foreign exchange gain (loss)	(256)	(158)	(218)	156	(194)	(124)	105	(162)	(101)	(66)
Gain (loss) on divestiture	2,534	—	2,399	135	—	—	—	—	—	—
Income tax adjustments	4	108	190	(194)	8	(80)	38	313	(243)	62

Operating Earnings	$967	$576	$281	$171	$515	$226	$150	$247	$179	$296

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	Nine months ended September 30		2014			2013				2012
($ millions)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues, Net of Royalties	$5,765	$4,435	$2,285	$1,588	$1,892	$1,423	$1,392	$1,984	$1,059	$1,605
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(44)	(51)	233	7	(284)	(296)	(126)	461	(386)	(118)

Revenues, Net of Royalties, Excluding Unrealized Hedging	$5,809	$4,486	$2,052	$1,581	$2,176	$1,719	$1,518	$1,523	$1,445	$1,723

Encana Corporation	38	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

Previously, Management monitored Net Debt to Debt Adjusted Cash Flow. Net Debt was defined as long-term debt, including current portion, less cash and cash equivalents.

($ millions)	September 30, 2014	December 31, 2013

Debt	$6,086	$7,124

Cash Flow	3,234	2,581
Interest Expense, after tax	403	421

Debt Adjusted Cash Flow	$3,637	$3,002

Debt to Debt Adjusted Cash Flow	1.7x	2.4x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, total shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	September 30, 2014	December 31, 2013

Debt	$6,086	$7,124
Total Shareholders’ Equity	9,498	5,147
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$23,330	$20,017

Debt to Adjusted Capitalization	26%	36%

Encana Corporation	39	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs; commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; pursuing its key business objectives of balancing its commodity mix, focusing capital investments in high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength; the anticipated timing and closing of the Clearwater transaction and the satisfaction of normal closing conditions; the anticipated timing of the closing of the Athlon transaction and the satisfaction of customary closing conditions; the expectation to fund the acquisition with cash on hand; the expectation that any Athlon shares not tendered are cancelled and converted in accordance with the terms of the merger agreement; the ability to continue entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at low cost; anticipated revenues and operating expenses; improving operating efficiencies, fostering technological innovation, lowering cost structures and success of resource play hub model; the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; anticipated dividends; anticipated oil, natural gas and NGLs prices; anticipated production from Eagle Ford; projections contained in the 2014 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2014 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; projections relating to the adequacy of the Company’s provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefor; anticipated access to capital markets and ability to meet financial obligations and finance growth; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; anticipated debt repayments and the ability to make such repayments; expectations surrounding environmental legislation including regulations relating to air quality and hydraulic fracturing and the impact such regulations could have on the Company; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; anticipated cash and cash equivalents; expectation to fund 2014 commitments from cash flow, cash and cash equivalents; the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Debt to Debt Adjusted Cash Flow, and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; risks and uncertainties associated with

Encana Corporation	40	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2,300 MMcf/d and 2,400 MMcf/d of natural gas and 85 Mbbls/d to 89 Mbbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.40 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar exchange rate of 0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated November 12, 2014, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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for the period ended September 30, 2014

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2013 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Netback

Netback is a common metric used in the oil and gas industry to measure operating performance by product. Netbacks are calculated by determining product revenues, net of royalties and deducting all costs associated with getting the product to market, including production and mineral taxes, transportation and processing expenses and operating expenses.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis, unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Encana Corporation	42	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions, except per share amounts)		2014	2013	2014	2013

Revenues, Net of Royalties	(Note 3)	$2,285	$1,392	$5,765	$4,435

Expenses	(Note 3)
Production and mineral taxes		17	35	97	97
Transportation and processing		370	376	1,149	1,071
Operating		190	205	557	638
Purchased product		474	85	844	303
Depreciation, depletion and amortization		476	388	1,294	1,177
Impairments		—	21	—	21
Accretion of asset retirement obligation	(Note 12)	13	12	39	40
Administrative	(Note 16)	69	94	269	272
Interest	(Note 6)	133	143	402	424
Foreign exchange (gain) loss, net	(Note 7)	202	(103)	254	165
(Gain) loss on divestitures	(Notes 5, 15)	(3,239)	—	(3,442)	(4)
Other		—	(3)	8	(6)

		(1,295)	1,253	1,471	4,198

Net Earnings Before Income Tax		3,580	139	4,294	237
Income tax expense (recovery)	(Note 8)	749	(49)	1,066	(250)

Net Earnings		2,831	188	3,228	487

Net earnings attributable to noncontrolling interest	(Note 15)	(24)	—	(34)	—

Net Earnings Attributable to Common Shareholders		$2,807	$188	$3,194	$487

Net Earnings per Common Share
Basic & Diluted	(Note 13)	$3.79	$0.25	$4.31	$0.66

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)		2014	2013	2014	2013

Net Earnings		$2,831	$188	$3,228	$487

Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 14)	(58)	20	(36)	(19)
Pension and other post-employment benefit plans	(Notes 14, 18)	—	3	—	8

Other Comprehensive Income (Loss)		(58)	23	(36)	(11)

Comprehensive Income		2,773	211	3,192	476

Comprehensive Income Attributable to Noncontrolling Interest	(Note 15)	(24)	—	(34)	—

Comprehensive Income Attributable to Common Shareholders		$2,749	$211	$3,158	$476

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	43	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at September 30, 2014	As at December 31, 2013

Assets
Current Assets
Cash and cash equivalents		$6,974	$2,566
Accounts receivable and accrued revenues		1,201	988
Risk management	(Note 20)	137	56
Income tax receivable		550	562
Deferred income taxes		107	118

		8,969	4,290
Property, Plant and Equipment, at cost:	(Note 9)
Natural gas and oil properties, based on full cost accounting
Proved properties		39,930	51,603
Unproved properties		821	1,068
Other		2,769	3,148

Property, plant and equipment		43,520	55,819
Less: Accumulated depreciation, depletion and amortization		(33,292)	(45,784)

Property, plant and equipment, net	(Note 3)	10,228	10,035
Cash in Reserve		111	10
Other Assets		501	526
Risk Management	(Note 20)	57	204
Deferred Income Taxes		248	939
Goodwill	(Notes 3, 5, 15)	1,220	1,644

	(Note 3)	$21,334	$17,648

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,148	$1,895
Income tax payable		12	29
Risk management	(Note 20)	4	25
Current portion of long-term debt	(Note 10)	—	1,000
Deferred income taxes		14	3

		2,178	2,952
Long-Term Debt	(Note 10)	6,086	6,124
Other Liabilities and Provisions	(Note 11)	2,616	2,520
Risk Management	(Note 20)	5	5
Asset Retirement Obligation	(Note 12)	814	900
Deferred Income Taxes		137	—

		11,836	12,501

Commitments and Contingencies	(Note 21)
Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value
2014 issued and outstanding: 741.1 million shares (2013: 740.9 million shares)	(Note 13)	2,449	2,445
Paid in surplus	(Notes 13, 15, 17)	1,360	15
Retained earnings		5,041	2,003
Accumulated other comprehensive income	(Note 14)	648	684

Total Shareholders’ Equity		9,498	5,147

		$21,334	$17,648

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	44	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

Nine Months Ended September 30, 2014 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity

Balance, December 31, 2013		$2,445	$15	$2,003	$684	$—	$5,147
Share-Based Compensation	(Note 17)	—	(1)	—	—	—	(1)
Net Earnings		—	—	3,194	—	34	3,228
Dividends on Common Shares	(Note 13)	—	—	(156)	—	—	(156)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	4	—	—	—	—	4
Other Comprehensive Income (Loss)	(Note 14)	—	—	—	(36)	—	(36)
Sale of Noncontrolling Interest	(Note 15)	—	1,346	—	—	117	1,463
Distributions to Noncontrolling Interest Owners	(Note 15)	—	—	—	—	(18)	(18)
Sale of Investment in PrairieSky	(Note 15)	—	—	—	—	(133)	(133)

Balance, September 30, 2014		$2,449	$1,360	$5,041	$648	$—	$9,498

Nine Months Ended September 30, 2013 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity

Balance, December 31, 2012		$2,354	$10	$2,261	$670	$—	$5,295
Share-Based Compensation	(Note 17)	—	4	—	—	—	4
Net Earnings		—	—	487	—	—	487
Common Shares Cancelled	(Note 13)	(2)	2	—	—	—	—
Dividends on Common Shares	(Note 13)	—	—	(442)	—	—	(442)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	80	—	—	—	—	80
Other Comprehensive Income (Loss)	(Note 14)	—	—	—	(11)	—	(11)

Balance, September 30, 2013		$2,432	$16	$2,306	$659	$—	$5,413

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	45	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)		2014	2013	2014	2013

Operating Activities
Net earnings		$2,831	$188	$3,228	$487
Depreciation, depletion and amortization		476	388	1,294	1,177
Impairments		—	21	—	21
Accretion of asset retirement obligation	(Note 12)	13	12	39	40
Deferred income taxes	(Note 8)	505	(10)	825	(84)
Unrealized (gain) loss on risk management	(Note 20)	(231)	128	45	44
Unrealized foreign exchange (gain) loss	(Note 7)	247	(117)	266	183
(Gain) loss on divestitures	(Notes 5, 15)	(3,239)	—	(3,442)	(4)
Other		(50)	40	47	18
Net change in other assets and liabilities		(11)	(15)	(28)	(59)
Net change in non-cash working capital		155	300	132	4

Cash From (Used in) Operating Activities		696	935	2,406	1,827

Investing Activities
Capital expenditures	(Note 3)	(598)	(641)	(1,669)	(1,995)
Acquisitions	(Note 5)	(29)	(52)	(2,975)	(161)
Proceeds from divestitures	(Note 5)	2,036	103	4,354	610
Proceeds from sale of investment in PrairieSky	(Notes 5, 15)	2,172	—	2,172	—
Cash in reserve		111	12	(101)	20
Net change in investments and other		113	56	89	187

Cash From (Used in) Investing Activities		3,805	(522)	1,870	(1,339)

Financing Activities
Repayment of long-term debt	(Note 10)	—	—	(1,002)	—
Dividends on common shares	(Note 13)	(51)	(107)	(152)	(362)
Proceeds from sale of noncontrolling interest	(Note 15)	(8)	—	1,463	—
Distributions to noncontrolling interest owners	(Note 15)	(18)	—	(18)	—
Capital lease payments and other financing arrangements		(18)	—	(60)	(3)

Cash From (Used in) Financing Activities		(95)	(107)	231	(365)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(90)	36	(99)	(44)

Increase (Decrease) in Cash and Cash Equivalents		4,316	342	4,408	79
Cash and Cash Equivalents, Beginning of Period		2,658	2,916	2,566	3,179

Cash and Cash Equivalents, End of Period		$6,974	$3,258	$6,974	$3,258

Cash, End of Period		$172	$154	$172	$154
Cash Equivalents, End of Period		6,802	3,104	6,802	3,104

Cash and Cash Equivalents, End of Period		$6,974	$3,258	$6,974	$3,258

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	46	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1.	Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. The noncontrolling interest represented the third party equity ownership in a consolidated subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”). See Note 15 for further details regarding the noncontrolling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2013, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2013.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2.	Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

Encana Corporation	47	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2.	Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

•	As of January 1, 2015, Encana will be required to adopt ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	As of January 1, 2016, Encana will be required to adopt ASU 2014-12, “Compensation - Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The standard requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	As of January 1, 2017, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

3.	Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation	48	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3.	Segmented Information (continued)

Results of Operations (For the three months ended September 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$759	$690	$780	$693	$486	$104

Expenses
Production and mineral taxes	4	8	13	27	—	—
Transportation and processing	202	190	166	184	—	—
Operating	76	86	96	94	11	13
Purchased product	—	—	—	—	474	85

	477	406	505	388	1	6
Depreciation, depletion and amortization	166	148	279	205	—	3

	$311	$258	$226	$183	$1	$3

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$260	$(95)	$2,285	$1,392

Expenses
Production and mineral taxes	—	—	17	35
Transportation and processing	2	2	370	376
Operating	7	12	190	205
Purchased product	—	—	474	85

	251	(109)	1,234	691
Depreciation, depletion and amortization	31	32	476	388
Impairments	—	21	—	21

	$220	$(162)	758	282

Accretion of asset retirement obligation			13	12
Administrative			69	94
Interest			133	143
Foreign exchange (gain) loss, net			202	(103)
(Gain) loss on divestitures			(3,239)	—
Other			—	(3)

			(2,822)	143

Net Earnings Before Income Tax			3,580	139
Income tax expense (recovery)			749	(49)

Net Earnings			2,831	188
Net earnings attributable to noncontrolling interest			(24)	—

Net Earnings Attributable to Common Shareholders			$2,807	$188

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$1,732	$1,374	$(1,246)	$(1,270)	$486	$104

Expenses
Transportation and processing	108	127	(108)	(127)	—	—
Operating	15	20	(4)	(7)	11	13
Purchased product	1,600	1,205	(1,126)	(1,120)	474	85

Operating Cash Flow	$9	$22	$(8)	$(16)	$1	$6

Encana Corporation	49	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3.	Segmented Information (continued)

Results of Operations (For the nine months ended September 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$2,706	$1,979	$2,131	$2,072	$890	$357

Expenses
Production and mineral taxes	13	11	84	86	—	—
Transportation and processing	642	531	506	547	—	—
Operating	246	282	249	303	37	26
Purchased product	—	—	—	—	844	303

	1,805	1,155	1,292	1,136	9	28
Depreciation, depletion and amortization	503	445	694	623	4	9

	$1,302	$710	$598	$513	$5	$19

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$38	$27	$5,765	$4,435

Expenses
Production and mineral taxes	—	—	97	97
Transportation and processing	1	(7)	1,149	1,071
Operating	25	27	557	638
Purchased product	—	—	844	303

	12	7	3,118	2,326
Depreciation, depletion and amortization	93	100	1,294	1,177
Impairments	—	21	—	21

	$(81)	$(114)	1,824	1,128

Accretion of asset retirement obligation			39	40
Administrative			269	272
Interest			402	424
Foreign exchange (gain) loss, net			254	165
(Gain) loss on divestitures			(3,442)	(4)
Other			8	(6)

			(2,470)	891

Net Earnings Before Income Tax			4,294	237
Income tax expense (recovery)			1,066	(250)

Net Earnings			3,228	487
Net earnings attributable to noncontrolling interest			(34)	—

Net Earnings Attributable to Common Shareholders			$3,194	$487

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$5,740	$4,196	$(4,850)	$(3,839)	$890	$357

Expenses
Transportation and processing	358	385	(358)	(385)	—	—
Operating	59	55	(22)	(29)	37	26
Purchased product	5,303	3,687	(4,459)	(3,384)	844	303

Operating Cash Flow	$20	$69	$(11)	$(41)	$9	$28

Encana Corporation	50	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3.	Segmented Information (continued)

Capital Expenditures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Canadian Operations	$293	$301	$924	$1,011
USA Operations	305	330	737	940
Market Optimization	(2)	—	—	2
Corporate & Other	2	10	8	42

	$598	$641	$1,669	$1,995

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013

Canadian Operations	$815	$1,171	$2,233	$2,728	$3,507	$4,452
USA Operations	405	473	6,058	5,127	7,516	6,350
Market Optimization	—	—	—	91	118	161
Corporate & Other	—	—	1,937	2,089	10,193	6,685

	$1,220	$1,644	$10,228	$10,035	$21,334	$17,648

4.	Business Combination

On June 20, 2014, Encana completed the acquisition of approximately 45,500 net acres located in the Eagle Ford shale formation from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC for approximately $2.9 billion, after closing adjustments. The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas. Encana funded the acquisition with cash on hand. Transaction costs of approximately $9 million are included in Other expenses.

The transaction was accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The allocation of the acquisition, representing consideration paid and the fair value of the assets acquired and liabilities assumed as of the acquisition date, is shown in the table below. Based on the allocation of the consideration paid, no goodwill was recognized.

Assets Acquired:
Proved property	$2,873
Unproved property	78
Inventory	4
Liabilities Assumed:
Asset retirement obligation	(32)

Total Purchase Price	$2,923

Encana Corporation	51	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4.	Business Combination (continued)

The fair value of the assets acquired and liabilities assumed were determined using relevant market assumptions, including future commodity prices and costs, timing of development activities, projections of oil and gas reserves and estimates to abandon and reclaim producing wells. The Company used the income approach valuation technique. The fair value of the assets acquired and liabilities assumed are categorized within Level 3 of the fair value hierarchy.

The results of operations attributable to the Eagle Ford assets were included in the Company’s Condensed Consolidated Statement of Earnings beginning June 20, 2014. The assets acquired generated revenues of $355 million and net earnings of $141 million for the period from June 20, 2014 to September 30, 2014.

The following unaudited pro forma financial information has been prepared assuming the acquisition occurred on January 1, 2013. The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combination and acquisition had been completed at the dates indicated. In addition, the pro forma information does not project Encana’s results of operations for any future period.

	Nine Months Ended September 30,
(millions, except per share amounts)	2014	2013

Revenues, Net of Royalties	$6,506	$5,427
Net Earnings Attributable to Common Shareholders	$3,445	$709

Net Earnings per Common Share:
Basic & Diluted	$4.65	$0.96

5.	Acquisitions and Divestitures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Acquisitions
Canadian Operations	$12	$1	$14	$17
USA Operations	17	51	2,961	144

Total Acquisitions	29	52	2,975	161

Divestitures
Canadian Operations	(1,729)	(97)	(1,850)	(592)
USA Operations	(100)	(6)	(2,270)	(16)
Market Optimization	(205)	—	(205)	—
Corporate & Other	(2)	—	(29)	(2)

Total Divestitures	(2,036)	(103)	(4,354)	(610)

Net Acquisitions & (Divestitures)	$(2,007)	$(51)	$(1,379)	$(449)

Encana Corporation	52	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

5.	Acquisitions and Divestitures (continued)

Acquisitions

For the three and nine months ended September 30, 2014, acquisitions in the Canadian Operations totaled $12 million and $14 million, respectively (2013 - $1 million and $17 million, respectively), which primarily included land and property purchases with oil and liquids rich production potential.

For the three and nine months ended September 30, 2014, acquisitions in the USA Operations totaled $17 million and $2,961 million, respectively (2013 - $51 million and $144 million, respectively), which primarily included the purchase of certain properties in the Eagle Ford shale formation in south Texas as described in Note 4.

Divestitures

For the three and nine months ended September 30, 2014, divestitures in the Canadian Operations were $1,729 million and $1,850 million, respectively (2013 - $97 million and $592 million, respectively), which primarily included the sale of the Company’s Bighorn assets in west central Alberta. During the nine months ended September 30, 2013, divestitures primarily included the sale of the Company’s Jean Marie natural gas assets.

For the three and nine months ended September 30, 2014, divestitures in the USA Operations were $100 million and $2,270 million, respectively (2013 - $6 million and $16 million, respectively). During the nine months ended September 30, 2014, divestitures primarily included the sale of the Jonah properties for proceeds of approximately $1,639 million and the sale of certain properties in East Texas for proceeds of approximately $497 million.

Encana recognizes gains or losses on divestitures that result in a significant alteration between capitalized costs and proved reserves in a country cost centre. For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture. Accordingly, for the three and nine months ended September 30, 2014, Encana recognized a gain of approximately $1,024 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million. In addition, for the nine months ended September 30, 2014, Encana recognized a gain of approximately $212 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the sale of the Bighorn assets and the Jonah properties as noted above and the sale of the investment in PrairieSky as noted below.

Divestiture of Investment in PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. As the sale of the investment in PrairieSky resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre, Encana recognized a gain on divestiture of approximately $2.1 billion, before tax.

See Note 15 for further details regarding the PrairieSky transactions.

Encana Corporation	53	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

6.	Interest

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Interest Expense on:
Debt	$95	$117	$303	$348
The Bow office building	19	20	57	56
Capital leases	9	1	28	3
Other	10	5	14	17

	$133	$143	$402	$424

Interest on The Bow office building, Capital leases and Other were previously reported together in Other interest expense in 2013.

7.	Foreign Exchange (Gain) Loss, Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$256	$(123)	$276	$193
Translation of U.S. dollar risk management contracts issued from Canada	(9)	6	(10)	(10)

	247	(117)	266	183
Foreign Exchange on Intercompany Transactions	1	2	28	—
Other Monetary Revaluations and Settlements	(46)	12	(40)	(18)

	$202	$(103)	$254	$165

8.	Income Taxes

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Current Tax
Canada	$267	$(32)	$247	$(171)
United States	(26)	(14)	(19)	(14)
Other countries	3	7	13	19

Total Current Tax Expense (Recovery)	244	(39)	241	(166)

Deferred Tax
Canada	470	(11)	698	45
United States	36	10	107	(45)
Other countries	(1)	(9)	20	(84)

Total Deferred Tax Expense (Recovery)	505	(10)	825	(84)

	$749	$(49)	$1,066	$(250)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. For the nine months ended September 30, 2014, income tax expense was recognized on the sale of the Company’s interest in PrairieSky. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation	54	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9.	Property, Plant and Equipment, Net

	As at September 30, 2014			As at December 31, 2013
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net

Canadian Operations
Proved properties	$18,629	$(17,019)	$1,610	$25,003	$(23,012)	$1,991
Unproved properties	500	—	500	598	—	598
Other	123	—	123	139	—	139

	19,252	(17,019)	2,233	25,740	(23,012)	2,728

USA Operations
Proved properties	21,231	(15,656)	5,575	26,529	(22,074)	4,455
Unproved properties	321	—	321	470	—	470
Other	162	—	162	202	—	202

	21,714	(15,656)	6,058	27,201	(22,074)	5,127

Market Optimization	7	(7)	—	223	(132)	91
Corporate & Other	2,547	(610)	1,937	2,655	(566)	2,089

	$43,520	$(33,292)	$10,228	$55,819	$(45,784)	$10,035

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $255 million which have been capitalized during the nine months ended September 30, 2014 (2013 - $280 million). Included in Corporate and Other are $70 million ($71 million as at December 31, 2013) of international property costs, which have been fully impaired.

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice. As at September 30, 2014, Canadian Operations property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $539 million ($536 million as at December 31, 2013).

As at September 30, 2014, the total carrying value of assets under capital lease was $606 million ($683 million as at December 31, 2013).

Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 11.

Other Arrangement

As at September 30, 2014, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs of $1,534 million ($1,617 million as at December 31, 2013) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 11.

Encana Corporation	55	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10.	Long-Term Debt

	C$ Principal Amount	As at September 30, 2014	As at December 31, 2013

Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$669	$705

U.S. Dollar Denominated Debt
5.80% due May 1, 2014		—	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		5,400	6,400

Total Principal		6,069	7,105

Increase in Value of Debt Acquired		36	40
Debt Discounts		(19)	(21)
Current Portion of Long-Term Debt		—	(1,000)

		$6,086	$6,124

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at September 30, 2014, total long-term debt had a carrying value of $6,086 million and a fair value of $7,181 million (as at December 31, 2013 - carrying value of $7,124 million and a fair value of $7,805 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana Corporation	56	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11.	Other Liabilities and Provisions

	As at September 30, 2014	As at December 31, 2013

The Bow Office Building (See Note 9)	$1,541	$1,631
Capital Lease Obligations (See Note 9)	500	544
Unrecognized Tax Benefits	335	133
Pensions and Other Post-Employment Benefits	117	110
Long-Term Incentives	108	58
Other	15	44

	$2,616	$2,520

Long-Term Incentives was previously reported in Other in 2013.

The Bow Office Building

As described in Note 9, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Expected Future Lease Payments	$21	$83	$84	$84	$85	$1,796	$2,153

Sublease Recoveries	$(10)	$(41)	$(41)	$(41)	$(42)	$(883)	$(1,058)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

The PFC commenced commercial operations in December 2013. Accordingly, Encana derecognized the asset under construction and related liability and recorded the PFC as a capital lease asset with a corresponding capital lease obligation. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021. As a result, the lease contract qualifies as a variable interest and the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the lease entity and its affiliates, other than the contractual payments under the lease and operating contracts.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2014	2015	2016	2017	2018	Thereafter	Total

Expected Future Lease Payments	$25	$98	$98	$99	$99	$331	$750
Less Amounts Representing Interest	9	38	34	30	26	52	189

Present Value of Expected Future Lease Payments	$16	$60	$64	$69	$73	$279	$561

Encana Corporation	57	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12.	Asset Retirement Obligation

	As at September 30, 2014	As at December 31, 2013

Asset Retirement Obligation, Beginning of Year	$966	$969
Liabilities Incurred and Acquired	54	38
Liabilities Settled and Divested	(176)	(126)
Change in Estimated Future Cash Outflows	—	68
Accretion Expense	39	53
Foreign Currency Translation	(22)	(36)

Asset Retirement Obligation, End of Period	$861	$966

Current Portion	$47	$66
Long-Term Portion	814	900

	$861	$966

13.	Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at September 30, 2014		As at December 31, 2013
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	740.9	$2,445	736.3	$2,354
Common Shares Cancelled	—	—	(0.8)	(2)
Common Shares Issued Under Dividend Reinvestment Plan	0.2	4	5.4	93

Common Shares Outstanding, End of Period	741.1	$2,449	740.9	$2,445

During the nine months ended September 30, 2014, Encana issued 164,840 common shares totaling $4 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2013, Encana issued 5,385,845 common shares totaling $93 million under the Company’s DRIP.

During the twelve months ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million was transferred to paid in surplus.

Dividends

During the three months ended September 30, 2014, Encana paid dividends of $0.07 per common share totaling $52 million (2013 - $0.20 per common share totaling $148 million). During the nine months ended September 30, 2014, Encana paid dividends of $0.21 per common share totaling $156 million (2013 - $0.60 per common share totaling $442 million).

For the three and nine months ended September 30, 2014, the dividends paid included $1 million and $4 million, respectively, in common shares which were issued in lieu of cash dividends under the Company’s DRIP as disclosed above (2013 - $41 million and $80 million, respectively).

Encana Corporation	58	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13.	Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions, except per share amounts)	2014	2013	2014	2013

Net Earnings Attributable to Common Shareholders	$2,807	$188	$3,194	$487

Number of Common Shares:
Weighted average common shares outstanding - Basic	741.1	738.3	741.0	736.8
Effect of dilutive securities	—	—	—	—

Weighted average common shares outstanding - Diluted	741.1	738.3	741.0	736.8

Net Earnings per Common Share
Basic	$3.79	$0.25	$4.31	$0.66
Diluted	$3.79	$0.25	$4.31	$0.66

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at September 30, 2014 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies - Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 17 and 19). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs in exchange for Encana common shares. As at September 30, 2014, there were 27,510 Encana TSARs with a weighted average exercise price of C$30.59 held by Cenovus employees, which were outstanding and exercisable.

Encana Corporation	59	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14.	Accumulated Other Comprehensive Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Foreign Currency Translation Adjustment
Balance, Beginning of Period	$715	$700	$693	$739
Current Period Change in Foreign Currency Translation Adjustment	(58)	20	(36)	(19)

Balance, End of Period	$657	$720	$657	$720

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$(9)	$(64)	$(9)	$(69)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 18)	—	4	—	11
Income Taxes	—	(1)	—	(3)

Balance, End of Period	$(9)	$(61)	$(9)	$(61)

Total Accumulated Other Comprehensive Income	$648	$659	$648	$659

15.	Noncontrolling Interest

Initial Public Offering of Common Shares of PrairieSky

On May 22, 2014, PrairieSky filed a final prospectus to qualify the distribution of 52.0 million common shares (the “IPO”), to be sold by Encana pursuant to the terms of an underwriting agreement dated May 22, 2014, at a price of C$28.00 per common share (the “Offering Price”).

On May 27, 2014, prior to closing the IPO, PrairieSky acquired from Encana a royalty business in exchange for common shares of PrairieSky under a Purchase and Sale Agreement (the “Agreement”). The royalty business assets acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement between PrairieSky and Encana.

As part of the Agreement, PrairieSky and Encana entered into: (i) a Seismic Licence Agreement whereby Encana granted a Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements whereby PrairieSky issued leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky receives royalties from Encana.

On May 29, 2014, Encana completed the IPO of 52.0 million common shares of PrairieSky at the Offering Price for gross proceeds of approximately C$1.46 billion. On June 3, 2014, the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares was exercised in full for gross proceeds of approximately C$218.4 million. Encana received aggregate gross proceeds from the IPO of approximately C$1.67 billion ($1.54 billion). Subsequent to the IPO, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

The noncontrolling interest in the consolidated subsidiary, PrairieSky, was reflected as a separate component of Total Equity in the Condensed Consolidated Balance Sheet. Encana recorded $117 million of the proceeds from the IPO as a noncontrolling interest and the remainder of the proceeds of $1,427 million less transaction costs of $81 million, was recognized as paid in surplus.

Encana Corporation	60	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15.	Noncontrolling Interest (continued)

Secondary Public Offering of Common Shares of PrairieSky

On September 8, 2014, Encana and PrairieSky announced the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share, for aggregate gross proceeds to Encana of approximately C$2.6 billion. Following the completion of the secondary offering on September 26, 2014, Encana no longer holds an interest in PrairieSky. As discussed in Note 5, the PrairieSky divestiture resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre. Accordingly, Encana recognized a gain on the divestiture of approximately $2,095 million, which is included in the (gain) loss on divestitures in the Company’s Condensed Consolidated Statement of Earnings. In conjunction with the divestiture, Encana derecognized the carrying amount of the net assets of $258 million, including goodwill of $39 million, and the noncontrolling interest of $133 million.

Distributions to Noncontrolling Interest Owners

During the period from May 29, 2014 to September 25, 2014, PrairieSky paid dividends of C$0.3174 per common share totaling $38 million, of which $18 million is attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Changes in Shareholders’ Equity and Condensed Consolidated Statement of Cash Flows.

Net Earnings Attributable to Noncontrolling Interest

During the period from May 29, 2014 to September 25, 2014, the Company held a controlling interest in PrairieSky. Accordingly, Encana consolidated 100 percent of the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership. For the three and nine months ended September 30, 2014, net earnings and comprehensive income of $24 million and $34 million, respectively, were attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Earnings and Condensed Consolidated Statement of Comprehensive Income.

16.	Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. For the nine months ended September 30, 2014, Encana has incurred restructuring charges totaling $29 million relating primarily to severance costs, which are included in administrative expenses in the Company’s Condensed Consolidated Statement of Earnings. Of the $117 million in restructuring charges incurred to date, $5 million remains accrued as at September 30, 2014 ($65 million as at December 31, 2013). Total charges associated with the restructuring are expected to be approximately $133 million before tax and are anticipated to be complete in 2015.

17.	Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at September 30, 2014, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units

Risk Free Interest Rate		1.12%		1.12%		1.12%
Dividend Yield		1.32%		1.29%		3.53%
Expected Volatility Rate		29.47%		28.14%		22.78%
Expected Term		1.6 yrs		1.9 yrs		0.1 yr
Market Share Price	US$	21.21	C$	23.78	C$	30.13

Encana Corporation	61	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17.	Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Compensation Costs of Transactions Classified as Cash-Settled	$(14)	$21	$115	$27
Compensation Costs of Transactions Classified as Equity-Settled (1)	—	1	(1)	4

Total Share-Based Compensation Costs	(14)	22	114	31
Less: Total Share-Based Compensation Costs Capitalized	5	(7)	(41)	(9)

Total Share-Based Compensation Expense	$(9)	$15	$73	$22

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$(5)	$7	$31	$8
Administrative expense	(4)	8	42	14

	$(9)	$15	$73	$22

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at September 30, 2014, the liability for share-based payment transactions totaled $223 million, of which $115 million is recognized in accounts payable and accrued liabilities.

	As at September 30, 2014	As at December 31, 2013
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$160	$121
Vested	63	48

	$223	$169

The following units were granted primarily in conjunction with the Company’s February annual long-term incentive award. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Nine Months Ended September 30, 2014 (thousands of units)

TSARs	5,209
SARs	3,021
PSUs	638
DSUs	159
RSUs	4,606

Encana Corporation	62	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18.	Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the nine months ended September 30 as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013

Defined Benefit Plan Expense	$—	$12	$9	$14	$9	$26
Defined Contribution Plan Expense	26	34	—	—	26	34

Total Benefit Plans Expense	$26	$46	$9	$14	$35	$60

Of the total benefit plans expense, $27 million (2013 - $47 million) was included in operating expense and $8 million (2013 - $13 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013

Current Service Costs	$2	$4	$6	$11	$8	$15
Interest Cost	9	10	3	3	12	13
Expected Return On Plan Assets	(11)	(13)	—	—	(11)	(13)
Amounts Reclassified From Accumulated Other Comprehensive Income:
Amortization of net actuarial (gains) and losses	—	11	—	—	—	11

Total Defined Benefit Plan Expense	$—	$12	$9	$14	$9	$26

The amounts recognized in other comprehensive income for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013

Total Amounts Recognized in Other Comprehensive (Income) Loss, Before Tax	$—	$(11)	$—	$—	$—	$(11)

Total Amounts Recognized in Other Comprehensive (Income) Loss, After Tax	$—	$(8)	$—	$—	$—	$(8)

Encana Corporation	63	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19.	Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 20 and 13, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at September 30, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount

Risk Management
Risk Management Assets
Current	$—	$149	$—	$149	$(12)	$137
Long-term	—	57	—	57	—	57
Risk Management Liabilities
Current	2	12	2	16	(12)	4
Long-term	—	—	5	5	—	5

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	—	—	—	—

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount

Risk Management
Risk Management Assets
Current	$—	$71	$—	$71	$(15)	$56
Long-term	—	204	—	204	—	204
Risk Management Liabilities
Current	—	38	2	40	(15)	25
Long-term	—	—	5	5	—	5

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	8	8	—	8

(1)	Encana share units held by Cenovus employees total 27,510 with a weighted average exercise price of C$30.59 as at September 30, 2014 (3.9 million with a weighted average exercise price of C$29.06 as at December 31, 2013). Accordingly, the receivable from Cenovus and corresponding payable to Cenovus employees are negligible.
(2)	Payable to Cenovus.
(3)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Encana Corporation	64	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19.	Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2017. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at September 30, 2014, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 17.

A summary of changes in Level 3 fair value measurements for the nine months ended September 30 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2014	2013	2014	2013

Balance, Beginning of Year	$(7)	$(12)	$(8)	$(36)
Total Gains (Losses)	(5)	10	3	15
Purchases, Issuances and Settlements:
Purchases	—	—	—	—
Settlements	5	—	5	8
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(7)	$(2)	$—	$(13)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(2)	$5	$—	$18

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	As at September 30, 2014	As at December 31, 2013

Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$49.75 - $61.33	$49.25 - $54.47

Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	22.78%	27.75%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million ($7 million as at December 31, 2013) increase or decrease to net risk management assets and liabilities. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease (nil as at December 31, 2013) to accounts payable and accrued liabilities.

Encana Corporation	65	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20.	Financial Instruments and Risk Management

A)	Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B)	Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 19 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at September 30, 2014	As at December 31, 2013

Risk Management Asset
Current	$137	$56
Long-term	57	204

	194	260

Risk Management Liability
Current	4	25
Long-term	5	5

	9	30

Net Risk Management Asset	$185	$230

Commodity Price Positions as at September 30, 2014

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	2,104 MMcf/d	2014	4.17 US$/Mcf	$15
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	110

Basis Contracts (1)		2014-2017		28

Other Financial Positions				(2)

Natural Gas Fair Value Position				151

Crude Oil Contracts
Fixed Price Contracts

WTI Fixed Price	37.9 Mbbls/d	2014	97.93 US$/bbl	27

Basis Contracts (2)		2014-2015		14

Crude Oil Fair Value Position				41

Power Purchase Contracts
Fair Value Position				(7)

Total Fair Value Position				$185

(1)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Encana Corporation	66	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20.	Financial Instruments and Risk Management (continued)

B)	Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenues, Net of Royalties	$29	$174	$(210)	$369
Transportation and Processing	(1)	1	(5)	1

Gain (Loss) on Risk Management	$28	$175	$(215)	$370

	Unrealized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenues, Net of Royalties	$233	$(126)	$(44)	$(51)
Transportation and Processing	(2)	(2)	(1)	7

Gain (Loss) on Risk Management	$231	$(128)	$(45)	$(44)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30

	2014		2013
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$230
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(260)	$(260)	$326
Fair Value of Contracts Realized During the Period	215	215	(370)

Fair Value of Contracts, End of Period	$185	$(45)	$(44)

C)	Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas - To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil - To partially mitigate against crude oil commodity price risk including widening price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power - The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	67	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20.	Financial Instruments and Risk Management (continued)

C)	Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at September 30 as follows:

	2014		2013
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural Gas Price	$(197)	$197	$(402)	$402
Crude Oil Price	(24)	24	(37)	37
Power Price	7	(7)	8	(8)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at September 30, 2014, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at September 30, 2014, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at September 30, 2014, approximately 93 percent (87 percent as at December 31, 2013) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at September 30, 2014, Encana had four counterparties (four counterparties as at December 31, 2013) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at September 30, 2014, these counterparties accounted for 15 percent, 14 percent, 12 percent and 11 percent (24 percent, 14 percent, 14 percent and 13 percent as at December 31, 2013) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. As at September 30, 2014, the Company had available unused committed revolving bank credit facilities totaling $4.1 billion which include C$3.5 billion ($3.1 billion) on a revolving bank credit facility for Encana and $1.0 billion on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

Encana also has unused capacity under a shelf prospectus for up to $6.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $6.0 billion of debt and/or equity securities in Canada and/or the U.S. The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	68	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20.	Financial Instruments and Risk Management (continued)

C)	Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,148	$—	$—	$—	$—	$2,148
Risk Management Liabilities	4	5	—	—	—	9
Long-Term Debt (1)	377	754	2,503	1,622	6,433	11,689

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at September 30, 2014, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion as at December 31, 2013) and $0.7 billion in debt that was not subject to foreign exchange exposure ($1.7 billion as at December 31, 2013). There were no foreign exchange derivatives outstanding as at September 30, 2014.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $27 million change in foreign exchange (gain) loss as at September 30, 2014 (2013 - $48 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at September 30, 2014.

As at September 30, 2014, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2013 - nil).

Encana Corporation	69	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21.	Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at September 30, 2014:

	Expected Future Payments
(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Transportation and Processing	$223	$929	$870	$873	$834	$4,265	$7,994
Drilling and Field Services	166	133	114	86	48	30	577
Operating Leases	10	42	37	29	26	36	180

Total	$399	$1,104	$1,021	$988	$908	$4,331	$8,751

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

22.	Subsequent Events

Acquisition of Athlon Energy Inc.

On September 29, 2014, Encana announced that the Company entered into a definitive merger agreement to acquire all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) by means of an all-cash tender offer (the “Offer”) for $5.93 billion or $58.50 per share. Under the merger agreement, Encana will also assume Athlon’s $1.15 billion senior notes, for a total transaction value of approximately $7.1 billion. Athlon is an exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids rich natural gas reserves in the Permian Basin in Texas.

On November 3, 2014, Encana announced that the Company entered into a memorandum of understanding (the “MOU”) providing for the settlement of purported class action lawsuits filed in the Court of Chancery of the State of Delaware and the District Court of Tarrant County, Texas, relating to its agreement to acquire all of the issued and outstanding shares of common stock of Athlon. In accordance with the MOU, the Offer was extended from November 7, 2014 to November 12, 2014. Following expiry of the Offer, any Athlon shares tendered will be paid in accordance with the terms of the Offer and any shares not tendered are expected to be cancelled and converted into the right to receive the same $58.50 per share paid pursuant to the Offer. The transaction is expected to close in the fourth quarter of 2014.

Encana Corporation	70	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Supplemental Financial Information (unaudited)

Financial Results

	2014				2013
($ millions, except per share amounts)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Cash Flow (1)	2,557	807	656	1,094	2,581	677	1,904	660	665	579
Per share - Diluted (3)	3.45	1.09	0.89	1.48	3.50	0.91	2.58	0.89	0.90	0.79
Operating Earnings (2)	967	281	171	515	802	226	576	150	247	179
Per share - Diluted (3)	1.30	0.38	0.23	0.70	1.09	0.31	0.78	0.20	0.34	0.24
Net Earnings (Loss) Attributable to Common Shareholders	3,194	2,807	271	116	236	(251)	487	188	730	(431)
Per share - Diluted (3)	4.31	3.79	0.37	0.16	0.32	(0.34)	0.66	0.25	0.99	(0.59)

Effective Tax Rate using
Canadian Statutory Rate	25.7%				25.1%

Foreign Exchange Rates (US$ per C$1)
Average	0.914	0.918	0.917	0.906	0.971	0.953	0.977	0.963	0.977	0.992
Period end	0.892	0.892	0.937	0.905	0.940	0.940	0.972	0.972	0.951	0.985

Cash Flow Summary

Cash From (Used in) Operating Activities	2,406	696	767	943	2,289	462	1,827	935	554	338
Deduct (Add back):
Net change in other assets and liabilities	(28)	(11)	(8)	(9)	(80)	(21)	(59)	(15)	(22)	(22)
Net change in non-cash working capital	132	155	119	(142)	(179)	(183)	4	300	(81)	(215)
Cash tax on sale of assets	(255)	(255)	—	—	(33)	(11)	(22)	(10)	(8)	(4)

Cash Flow (1)	2,557	807	656	1,094	2,581	677	1,904	660	665	579

Operating Earnings Summary

Net Earnings (Loss) Attributable to Common Shareholders	3,194	2,807	271	116	236	(251)	487	188	730	(431)
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(35)	160	8	(203)	(232)	(209)	(23)	(89)	332	(266)
Impairments	—	—	—	—	(16)	—	(16)	(16)	—	—
Restructuring charges	(20)	(5)	(5)	(10)	(64)	(64)	—	—	—	—
Non-operating foreign exchange gain (loss)	(256)	(218)	156	(194)	(282)	(124)	(158)	105	(162)	(101)
Gain (loss) on divestitures	2,534	2,399	135	—	—	—	—	—	—	—
Income tax adjustments	4	190	(194)	8	28	(80)	108	38	313	(243)

Operating Earnings (2)	967	281	171	515	802	226	576	150	247	179

(1)	Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
(2)	Operating Earnings is a non-GAAP measure defined as net earnings attributable to common shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.
(3)	Net earnings attributable to common shareholders, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

	2014				2013
(millions)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Weighted Average Common Shares Outstanding
Basic	741.0	741.1	741.0	741.0	737.7	740.4	736.8	738.3	736.1	736.2
Diluted	741.0	741.1	741.0	741.0	737.7	740.4	736.8	738.3	736.1	736.2

Encana Corporation	71	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2014

Supplemental Financial & Operating Information (unaudited)

Financial Metrics

	2014	2013
	Year-to- date	Year

Debt to Debt Adjusted Cash Flow	1.7x	2.4x

Debt to Adjusted Capitalization	26%	36%

The financial metrics disclosed above are non-GAAP measures monitored by Management as indicators of the Company’s overall financial strength. These non-GAAP measures are defined and calculated in the Non-GAAP Measures section of Encana’s Management’s Discussion and Analysis.

Net Capital Investment

	2014				2013
($ millions)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Capital Investment
Canadian Operations	924	293	350	281	1,365	354	1,011	301	301	409
USA Operations	737	305	206	226	1,283	343	940	330	327	283
Market Optimization	—	(2)	1	1	3	1	2	—	2	—
Corporate & Other	8	2	3	3	61	19	42	10	9	23

Capital Investment	1,669	598	560	511	2,712	717	1,995	641	639	715

Net Acquisitions & (Divestitures) (1)	(1,379)	(2,007)	652	(24)	(776)	(72)	(704)	(51)	(312)	(341)

Net Capital Investment	290	(1,409)	1,212	487	1,936	645	1,291	590	327	374

(1)	Q1 2013 Net Acquisitions & (Divestitures) includes proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia and associated undeveloped lands in the Horn River Basin.

Capital Investment

	2014				2013
($ millions)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Capital Investment
Montney	619	205	208	206	565	186	379	136	107	136
Duvernay	210	58	81	71	155	68	87	11	28	48
Eagle Ford	125	113	12	—	—	—	—	—	—	—
DJ Basin	196	68	69	59	181	46	135	55	50	30
San Juan	191	89	50	52	166	33	133	61	46	26

	1,341	533	420	388	1,067	333	734	263	231	240

Other Upstream Operations (1)	320	65	136	119	1,581	364	1,217	368	397	452
Market Optimization	—	(2)	1	1	3	1	2	—	2	—
Corporate & Other	8	2	3	3	61	19	42	10	9	23

Capital Investment	1,669	598	560	511	2,712	717	1,995	641	639	715

(1)	Other Upstream Operations includes capital investment for Encana’s base production properties as well as capital investment for prospective plays which are under appraisal, including the Tuscaloosa Marine Shale (“TMS”). 2014 year-to-date capital investment for the TMS was $60 million (2013 year-to-date - $81 million).

Encana Corporation	72	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2014

Supplemental Financial & Operating Information (unaudited)

Production Volumes - After Royalties

	2014				2013
(average)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1

Natural Gas (MMcf/d)	2,515	2,199	2,541	2,809	2,777	2,744	2,788	2,723	2,766	2,877

Oil (Mbbls/d)	42.9	62.1	34.2	32.1	25.8	33.0	23.4	27.2	22.9	20.0
NGLs (Mbbls/d)	37.3	41.9	34.0	35.8	28.1	33.0	26.4	31.0	24.7	23.5

Oil & NGLs (Mbbls/d)	80.2	104.0	68.2	67.9	53.9	66.0	49.8	58.2	47.6	43.5

Total (MMcfe/d)	2,996	2,823	2,949	3,216	3,100	3,140	3,087	3,072	3,052	3,138

Production Volumes - After Royalties

	2014				2013
(average)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1

Natural Gas (MMcf/d)
Canadian Operations	1,468	1,374	1,463	1,568	1,432	1,528	1,400	1,414	1,364	1,422
USA Operations	1,047	825	1,078	1,241	1,345	1,216	1,388	1,309	1,402	1,455

	2,515	2,199	2,541	2,809	2,777	2,744	2,788	2,723	2,766	2,877

Oil (Mbbls/d)
Canadian Operations	15.0	14.7	13.9	16.4	11.9	16.8	10.2	12.3	10.3	8.0
USA Operations	27.9	47.4	20.3	15.7	13.9	16.2	13.2	14.9	12.6	12.0

	42.9	62.1	34.2	32.1	25.8	33.0	23.4	27.2	22.9	20.0

NGLs (Mbbls/d)
Canadian Operations	25.3	27.6	23.5	24.6	18.5	21.7	17.4	20.5	15.7	16.0
USA Operations	12.0	14.3	10.5	11.2	9.6	11.3	9.0	10.5	9.0	7.5

	37.3	41.9	34.0	35.8	28.1	33.0	26.4	31.0	24.7	23.5

Oil & NGLs (Mbbls/d)
Canadian Operations	40.3	42.3	37.4	41.0	30.4	38.5	27.6	32.8	26.0	24.0
USA Operations	39.9	61.7	30.8	26.9	23.5	27.5	22.2	25.4	21.6	19.5

	80.2	104.0	68.2	67.9	53.9	66.0	49.8	58.2	47.6	43.5

Total (MMcfe/d)
Canadian Operations	1,710	1,628	1,687	1,814	1,614	1,759	1,566	1,611	1,520	1,566
USA Operations	1,286	1,195	1,262	1,402	1,486	1,381	1,521	1,461	1,532	1,572

	2,996	2,823	2,949	3,216	3,100	3,140	3,087	3,072	3,052	3,138

Oil & NGLs Production Volumes - After Royalties

	2014		2013
(average Mbbls/d)	Year-to- date	% of Total	Year	% of Total
Oil	42.9	53	25.8	49
Plant Condensate	11.2	14	8.7	16
Butane	6.5	8	4.5	8
Propane	9.4	12	7.2	13
Ethane	10.2	13	7.7	14

	80.2	100	53.9	100

Encana Corporation	73	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2014

Supplemental Financial & Operating Information (unaudited)

Results of Operations

Product and Operational Information, Including the Impact of Realized Financial Hedging

	2014				2013
($ millions)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas - Canadian Operations
Revenues, Net of Royalties, excluding Hedging	2,066	480	569	1,017	1,771	509	1,262	381	459	422
Realized Financial Hedging Gain (Loss)	(99)	20	(44)	(75)	271	84	187	102	19	66
Expenses
Production and mineral taxes	3	1	—	2	4	2	2	1	—	1
Transportation and processing	596	186	209	201	724	207	517	183	165	169
Operating	222	66	72	84	322	82	240	72	80	88

Operating Cash Flow	1,146	247	244	655	992	302	690	227	233	230

Natural Gas - USA Operations
Revenues, Net of Royalties, excluding Hedging	1,366	307	463	596	1,872	426	1,446	440	547	459
Realized Financial Hedging Gain (Loss)	(98)	10	(43)	(65)	260	80	180	84	27	69
Expenses
Production and mineral taxes	33	(10)	14	29	77	19	58	16	27	15
Transportation and processing	502	162	177	163	722	175	547	184	179	184
Operating	183	50	65	68	339	97	242	78	78	86

Operating Cash Flow	550	115	164	271	994	215	779	246	290	243

Natural Gas - Total Operations
Revenues, Net of Royalties, excluding Hedging	3,432	787	1,032	1,613	3,643	935	2,708	821	1,006	881
Realized Financial Hedging Gain (Loss)	(197)	30	(87)	(140)	531	164	367	186	46	135
Expenses
Production and mineral taxes	36	(9)	14	31	81	21	60	17	27	16
Transportation and processing	1,098	348	386	364	1,446	382	1,064	367	344	353
Operating	405	116	137	152	661	179	482	150	158	174

Operating Cash Flow	1,696	362	408	926	1,986	517	1,469	473	523	473

Liquids - Canadian Operations
Revenues, Net of Royalties, excluding Hedging	723	251	227	245	722	222	500	204	156	140
Realized Financial Hedging Gain (Loss)	(6)	(1)	(5)	—	5	6	(1)	(7)	2	4
Expenses
Production and mineral taxes	10	3	4	3	11	2	9	7	1	1
Transportation and processing	46	16	16	14	32	18	14	7	4	3
Operating	18	8	4	6	39	7	32	11	9	12

Operating Cash Flow	643	223	198	222	645	201	444	172	144	128

Liquids - USA Operations
Revenues, Net of Royalties, excluding Hedging	846	452	215	179	602	177	425	169	134	122
Realized Financial Hedging Gain (Loss)	(5)	1	(6)	—	4	3	1	(7)	3	5
Expenses
Production and mineral taxes	51	23	15	13	42	14	28	11	9	8
Transportation and processing	4	4	—	—	—	—	—	—	—	—
Operating	64	44	12	8	59	10	49	12	14	23

Operating Cash Flow	722	382	182	158	505	156	349	139	114	96

Liquids - Total Operations
Revenues, Net of Royalties, excluding Hedging	1,569	703	442	424	1,324	399	925	373	290	262
Realized Financial Hedging Gain (Loss)	(11)	—	(11)	—	9	9	—	(14)	5	9
Expenses
Production and mineral taxes	61	26	19	16	53	16	37	18	10	9
Transportation and processing	50	20	16	14	32	18	14	7	4	3
Operating	82	52	16	14	98	17	81	23	23	35

Operating Cash Flow	1,365	605	380	380	1,150	357	793	311	258	224

Encana Corporation	74	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics - After Royalties

Per-unit Results, Excluding the Impact of Realized Financial Hedging

	2014				2013
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas - Canadian Operations ($/Mcf)
Price (1)	5.14	3.78	4.27	7.17	3.35	3.60	3.26	2.90	3.69	3.21
Production and mineral taxes	0.01	0.01	—	0.01	0.01	0.02	0.01	0.01	—	0.01
Transportation and processing	1.48	1.47	1.57	1.42	1.37	1.46	1.33	1.38	1.33	1.29
Operating	0.55	0.52	0.55	0.59	0.61	0.59	0.62	0.55	0.65	0.66

Netback	3.10	1.78	2.15	5.15	1.36	1.53	1.30	0.96	1.71	1.25

Natural Gas - USA Operations ($/Mcf)
Price	4.78	4.05	4.72	5.34	3.81	3.81	3.81	3.66	4.29	3.50
Production and mineral taxes	0.11	(0.14)	0.15	0.26	0.16	0.18	0.15	0.13	0.21	0.11
Transportation and processing	1.76	2.13	1.80	1.46	1.47	1.56	1.44	1.53	1.40	1.40
Operating	0.64	0.65	0.67	0.61	0.69	0.86	0.64	0.65	0.61	0.66

Netback	2.27	1.41	2.10	3.01	1.49	1.21	1.58	1.35	2.07	1.33

Natural Gas - Total Operations ($/Mcf)
Price (2)	4.99	3.88	4.46	6.37	3.57	3.69	3.53	3.26	3.99	3.35
Production and mineral taxes	0.05	(0.05)	0.06	0.12	0.08	0.09	0.08	0.07	0.11	0.06
Transportation and processing	1.60	1.72	1.67	1.44	1.42	1.51	1.39	1.46	1.36	1.35
Operating	0.59	0.57	0.60	0.60	0.65	0.70	0.63	0.60	0.63	0.66

Netback	2.75	1.64	2.13	4.21	1.42	1.39	1.43	1.13	1.89	1.28

Liquids - Canadian Operations ($/bbl)
Price	65.73	64.79	66.13	66.36	65.06	62.80	66.13	67.33	65.88	64.72
Production and mineral taxes	0.85	0.67	1.12	0.80	0.96	0.61	1.12	1.91	0.62	0.58
Transportation and processing	4.19	4.21	4.60	3.80	2.89	5.15	1.83	2.41	1.53	1.33
Operating	1.64	2.05	1.06	1.75	3.56	2.03	4.29	3.74	3.77	5.61

Netback	59.05	57.86	59.35	60.01	57.65	55.01	58.89	59.27	59.96	57.20

Liquids - USA Operations ($/bbl)
Price	77.63	79.43	77.46	73.61	70.18	69.46	70.48	72.53	68.56	69.91
Production and mineral taxes	4.72	4.18	5.19	5.46	4.79	5.06	4.68	4.90	4.57	4.50
Transportation and processing	0.33	0.63	—	—	—	—	—	—	—	—
Operating	5.87	7.80	4.29	3.16	7.02	4.11	8.24	5.13	7.54	13.16

Netback	66.71	66.82	67.98	64.99	58.37	60.29	57.56	62.50	56.45	52.25

Liquids - Total Operations ($/bbl)
Price	71.66	73.48	71.23	69.23	67.30	65.58	68.07	69.60	67.10	67.04
Production and mineral taxes	2.78	2.75	2.95	2.65	2.63	2.46	2.71	3.22	2.41	2.33
Transportation and processing	2.27	2.09	2.53	2.30	1.63	3.01	1.01	1.36	0.84	0.73
Operating	3.74	5.46	2.51	2.31	5.07	2.90	6.05	4.35	5.48	8.98

Netback	62.87	63.18	63.24	61.97	57.97	57.21	58.30	60.67	58.37	55.00

Total Operations Netback - Canadian Operations ($/Mcfe)
Price	5.96	4.87	5.17	7.70	4.19	4.50	4.07	3.90	4.44	3.89
Production and mineral taxes	0.03	0.02	0.03	0.03	0.03	0.03	0.02	0.05	0.01	0.02
Transportation and processing	1.37	1.35	1.46	1.31	1.27	1.38	1.23	1.27	1.22	1.19
Operating	0.51	0.49	0.50	0.55	0.61	0.55	0.63	0.56	0.65	0.69

Netback	4.05	3.01	3.18	5.81	2.28	2.54	2.19	2.02	2.56	1.99

Total Operations Netback - USA Operations ($/Mcfe)
Price	6.30	6.90	5.91	6.14	4.56	4.74	4.51	4.54	4.89	4.10
Production and mineral taxes	0.24	0.12	0.25	0.33	0.22	0.26	0.21	0.20	0.26	0.16
Transportation and processing	1.44	1.51	1.54	1.29	1.33	1.37	1.32	1.37	1.28	1.30
Operating	0.70	0.85	0.67	0.60	0.74	0.84	0.70	0.67	0.66	0.77

Netback	3.92	4.42	3.45	3.92	2.27	2.27	2.28	2.30	2.69	1.87

Total Operations Netback ($/Mcfe)
Price	6.11	5.73	5.49	7.02	4.37	4.61	4.28	4.20	4.66	3.99
Production and mineral taxes	0.12	0.06	0.12	0.16	0.12	0.13	0.11	0.12	0.13	0.09
Transportation and processing	1.40	1.42	1.49	1.30	1.30	1.38	1.27	1.32	1.25	1.25
Operating (3)	0.60	0.65	0.57	0.57	0.67	0.68	0.67	0.61	0.65	0.73

Netback	3.99	3.60	3.31	4.99	2.28	2.42	2.23	2.15	2.63	1.92

(1)	Canadian Operations price reflects Deep Panuke price for 2014 year-to-date of $8.71/Mcf on natural gas production volumes of 227 MMcf/d. Excluding the impact of the Deep Panuke operations, the natural gas price for 2014 year-to-date is $4.49/Mcf.
(2)	Excluding the impact of the Deep Panuke operations, the natural gas price for 2014 year-to-date is $4.62/Mcf.
(3)	2014 year-to-date operating expense includes costs related to long-term incentives of $0.03/Mcfe (2013 year-to-date - $0.01/Mcfe).

Encana Corporation	75	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics - After Royalties (continued)

Impact of Realized Financial Hedging

	2014				2013
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Operations	(0.25)	0.16	(0.33)	(0.53)	0.51	0.60	0.48	0.78	0.15	0.50
USA Operations	(0.34)	0.12	(0.44)	(0.58)	0.53	0.72	0.47	0.69	0.21	0.53
Total Operations	(0.29)	0.15	(0.38)	(0.55)	0.52	0.65	0.48	0.74	0.18	0.51

Liquids ($/bbl)
Canadian Operations	(0.52)	(0.31)	(1.22)	(0.09)	0.46	1.62	(0.09)	(2.59)	1.00	2.20
USA Operations	(0.45)	0.25	(2.28)	0.04	0.44	1.15	0.15	(2.73)	1.32	2.67
Total Operations	(0.48)	0.02	(1.70)	(0.04)	0.45	1.43	0.02	(2.65)	1.15	2.41

Total ($/Mcfe)
Canadian Operations	(0.22)	0.13	(0.31)	(0.46)	0.46	0.55	0.43	0.63	0.15	0.49
USA Operations	(0.29)	0.10	(0.43)	(0.51)	0.49	0.66	0.44	0.57	0.21	0.52
Total Operations	(0.25)	0.12	(0.36)	(0.48)	0.47	0.60	0.43	0.60	0.18	0.51

Per-unit Results, Including the Impact of Realized Financial Hedging

	2014				2013
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas Price ($/Mcf)
Canadian Operations	4.89	3.94	3.94	6.64	3.86	4.20	3.74	3.68	3.84	3.71
USA Operations	4.44	4.17	4.28	4.76	4.34	4.53	4.28	4.35	4.50	4.03
Total Operations	4.70	4.03	4.08	5.82	4.09	4.34	4.01	4.00	4.17	3.86

Natural Gas Netback ($/Mcf)
Canadian Operations	2.85	1.94	1.82	4.62	1.87	2.13	1.78	1.74	1.86	1.75
USA Operations	1.93	1.53	1.66	2.43	2.02	1.93	2.05	2.04	2.28	1.86
Total Operations	2.46	1.79	1.75	3.66	1.94	2.04	1.91	1.87	2.07	1.79

Liquids Price ($/bbl)
Canadian Operations	65.21	64.48	64.91	66.27	65.52	64.42	66.04	64.74	66.88	66.92
USA Operations	77.18	79.68	75.18	73.65	70.62	70.61	70.63	69.80	69.88	72.58
Total Operations	71.18	73.50	69.53	69.19	67.75	67.01	68.09	66.95	68.25	69.45

Liquids Netback ($/bbl)
Canadian Operations	58.53	57.55	58.13	59.92	58.11	56.63	58.80	56.68	60.96	59.40
USA Operations	66.26	67.07	65.70	65.03	58.81	61.44	57.71	59.77	57.77	54.92
Total Operations	62.39	63.20	61.54	61.93	58.42	58.64	58.32	58.02	59.52	57.41

Total Price ($/Mcfe)
Canadian Operations	5.74	5.00	4.86	7.24	4.65	5.05	4.50	4.53	4.59	4.38
USA Operations	6.01	7.00	5.48	5.63	5.05	5.40	4.95	5.11	5.10	4.62
Total Operations	5.86	5.85	5.13	6.54	4.84	5.21	4.71	4.80	4.84	4.50

Total Netback ($/Mcfe)
Canadian Operations	3.83	3.14	2.87	5.35	2.74	3.09	2.62	2.65	2.71	2.48
USA Operations	3.63	4.52	3.02	3.41	2.76	2.93	2.72	2.87	2.90	2.39
Total Operations	3.74	3.72	2.95	4.51	2.75	3.02	2.66	2.75	2.81	2.43

Encana Corporation	76	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play

	2014				2013
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas Production (MMcf/d) - After Royalties
Canadian Operations
Montney	495	517	484	484	463	500	451	513	424	413
Duvernay	11	15	9	8	4	7	3	5	2	1
Other Upstream Operations (1)
Clearwater	307	291	305	324	335	329	336	332	331	347
Bighorn	212	162	230	246	255	283	246	253	242	243
Deep Panuke	227	186	243	253	41	133	10	30	—	—
Other and emerging	216	203	192	253	334	276	354	281	365	418

Total Canadian Operations	1,468	1,374	1,463	1,568	1,432	1,528	1,400	1,414	1,364	1,422

USA Operations
Eagle Ford	13	35	5	—	—	—	—	—	—	—
DJ Basin	40	38	43	40	39	43	38	37	39	37
San Juan	8	9	7	7	3	6	2	3	1	1
Other Upstream Operations (1)
Piceance	414	398	407	436	455	452	456	444	465	459
Haynesville	331	298	365	331	348	261	377	336	375	420
Jonah	134	—	124	282	323	296	332	320	332	346
East Texas	77	21	97	113	136	123	141	132	145	145
Other and emerging	30	26	30	32	41	35	42	37	45	47

Total USA Operations	1,047	825	1,078	1,241	1,345	1,216	1,388	1,309	1,402	1,455

Oil & NGLs Production (Mbbls/d) - After Royalties
Canadian Operations
Montney	16.7	20.7	13.3	16.1	10.0	13.5	8.8	11.8	7.8	6.7
Duvernay	1.9	2.6	1.8	1.4	0.7	1.2	0.5	0.7	0.5	0.3
Other Upstream Operations (1)
Clearwater	10.9	9.9	11.3	11.3	9.9	12.2	9.1	9.8	9.2	8.5
Bighorn	10.6	8.7	11.0	12.1	8.9	10.9	8.3	9.9	7.4	7.4
Other and emerging	0.2	0.4	—	0.1	0.9	0.7	0.9	0.6	1.1	1.1

Total Canadian Operations	40.3	42.3	37.4	41.0	30.4	38.5	27.6	32.8	26.0	24.0

USA Operations
Eagle Ford	14.3	37.6	5.0	—	—	—	—	—	—	—
DJ Basin	10.8	11.8	10.1	10.5	8.4	10.7	7.6	8.2	7.8	6.8
San Juan	3.4	3.5	3.9	2.7	1.4	2.9	0.9	1.9	0.4	0.3
Other Upstream Operations (1)
Piceance	5.2	4.8	5.3	5.4	5.1	5.3	5.0	5.5	5.2	4.3
Jonah	2.4	0.2	2.5	4.7	4.7	4.6	4.8	4.8	4.9	4.6
East Texas	0.7	—	1.0	1.2	1.0	1.0	0.9	1.1	0.9	0.8
Other and emerging	3.1	3.8	3.0	2.4	2.9	3.0	3.0	3.9	2.4	2.7

Total USA Operations	39.9	61.7	30.8	26.9	23.5	27.5	22.2	25.4	21.6	19.5

(1)	Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the TMS which is reported in Other and emerging in the USA Operations.

Encana Corporation	77	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play (continued)

	2014				2013
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Drilling Activity (net wells drilled)
Canadian Operations
Montney	65	15	23	27	61	18	43	14	13	16
Duvernay	19	7	6	6	12	4	8	4	2	2
Other Upstream Operations (1)
Clearwater	90	24	—	66	283	115	168	81	—	87
Bighorn	1	1	—	—	21	1	20	3	9	8
Other and emerging	1	1	—	—	13	2	11	2	5	4

Total Canadian Operations	176	48	29	99	390	140	250	104	29	117

USA Operations
Eagle Ford	14	14	—	—	—	—	—	—	—	—
DJ Basin	49	17	14	18	51	11	40	13	15	12
San Juan	24	15	5	4	19	4	15	7	6	2
Other Upstream Operations (1)
Piceance	1	—	—	1	85	20	65	20	23	22
Haynesville	—	—	—	—	19	7	12	5	5	2
Jonah	18	—	6	12	49	9	40	13	13	14
East Texas	—	—	—	—	7	3	4	2	—	2
Other and emerging	10	4	4	2	7	2	5	2	—	3

Total USA Operations	116	50	29	37	237	56	181	62	62	57

(1)	Other Upstream Operations includes net wells drilled in resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the TMS which is reported in Other and emerging in the USA Operations.

Encana Corporation	78	Supplemental Information (prepared in US$)

Encana Corporation

FOR FURTHER INFORMATION:

Investor contact:

Brian Dutton	Patti Posadowski
Director, Investor Relations	Senior Advisor, Investor Relations
(403) 645-2285	(403) 645-2252

Media contact:

Jay Averill
Director, External Communications
(403) 645-4747

Encana Corporation

500 Centre Street SE

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: (403) 645-2000

Fax: (403) 645-3400

www.encana.com